UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2003

Commission File Number _______________

CREO INC.
(Registrant’s name)

3700 Gilmore Way,
Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   [   ]               Form 40-F   [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [   ]               No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2003

CREO INC.

By:	/s/ MARK DANCE

Name: Mark Dance
Title: Chief Financial Officer and Chief Operating Officer

SIGNATURE
Focus on Customers
Letter to Our Shareholders
Management’s Discussion and Analysis
Corporate Governance
Board of Directors and Creo Management Team
Investor Information
Production Notes

     Creo Inc.
     Annual Report 2002

Corporate Profile

Founded in 1983, Creo Inc. (NASDAQ: CREO; TSX: CRE) is a global company with key strengths in imaging and software technology. Based in Vancouver, Canada, Creo has sales, distribution and regional support centers in the U.S., Belgium, Hong Kong, and Japan, as well as manufacturing and product development facilities in Canada, the U.S. and Israel.

Creo is the leading developer, manufacturer, and distributor of digital solutions for the graphic arts industry. Creo manufactures more than 300 products, including computer-to-plate and computer-to-film devices; inkjet and halftone digital proofers; workflow management tools; color and copydot scanning systems; desktop software; variable information workflow systems; and professional digital camerabacks. We are also an OEM supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers.

As the primary agent of change in the industry, Creo is helping customers adopt completely digital production methods, which reduce costs, increase print quality, and allow them to succeed in an increasingly demanding business environment.

Financial Highlights

(in millions of U.S. dollars, except per share amounts and ratios)

Years Ended September 30	2002	2001	2000

Operations
Total revenue	539.9	656.5	453.3
Gross margin	43.2%	42.4%	44.2%
Adjusted earnings[1]	0.1	27.1	41.9
Adjusted earnings per share (diluted)1	0.00	0.54	0.97
Net loss, Canadian GAAP	(24.3)	(414.8)	(1.4)
Loss per share, Canadian GAAP	(0.49)	(8.56)	(0.04)

Financial Position
Cash and cash equivalents	70.7	60.2	45.4
Working capital	141.1	151.8	186.4
Total assets	495.2	487.7	944.6
Shareholders’ equity	283.9	298.7	686.6

Free cash flow per share[2]	0.45	0.34	(0.64)

Additional Data
Worldwide employees	4,050	4,190	4,365

1	The adjusted results exclude the effect of one-time write-downs, goodwill and other intangible asset amortization, restructuring and business integration costs, the royalty arrangement with the Office of the Chief Scientist in Israel, equity loss on investments, and their tax effects. The adjusted results are not prepared in accordance with generally accepted accounting principles because they exclude these costs.

2	Free cash flow is defined as cash from operations less purchase of capital assets and proceeds from the sale of capital assets.

Contents

2	Focus on Customers
13	Letter to Our Shareholders
18	Management's Discussion and Analysis
29	Consolidated Financial Information
43	Corporate Governance
44	Board of Directors and Creo Management Team
45	Investor Information
45	Production Notes

We invite you to take a very close look at Creo.

            You’ll see more than a company with great products, innovative services, and solid results...

      you’ll see thriving customers.

This report celebrates the success of Creo customers. Every person on the Creo team recognizes that we can only be successful when our customers are. As long as we can profitably provide value and help our customers increase their business success in a very competitive world, Creo too, can grow and thrive.

Digital printing Digital printing companies use xerographic printers to produce short runs of black and white or full-color documents very rapidly; often the same day. They provide the flexibility for customers to make last-minute changes, print exactly the quantity required “just in time,” and personalize each individual document for targeted campaigns.

“You want the truth? Without Creo, we couldn’t do
a lot of the jobs we are doing. We would never have
gotten that first contract—where we’ve saved
a major client millions of dollars—
or the subsequent ones either. Creo has the
only product that could deliver.”

Christopher DeSantis PRESIDENT	Royal Impressions New York, NY

Located in Manhattan, NY, Royal Impressions has been in the on-demand, digital printing business for nearly 10 years and currently has a team of about 45. Short-run digital color printing allows customers to produce small volumes (1-10,000 sheets) of their printed materials “just in time,” right when they need them. The premise of traditional offset printing is economy of scale—the longer run, the lower per-unit cost. For companies that discard excess printed material due to obsolescence, have limited storage space, or produce exact quantities of personalized presswork, digital printing is a cost-effective option. Royal Impressions uses powerful Creo Spire™ color servers to drive their Xerox® digital presses and our Darwin™ Desktop application for variable data jobs, where the content and imagery can be altered on each individual sheet for 1:1 marketing activities. Their clients include Prudential Investments, Pfizer, Inc., OppenheimerFunds, AIG SunAmerica, and a multi-billion dollar entertainment conglomerate with resorts across the U.S.

Commercial printing (small- to mid-sized) These printers generally operate between two and four presses, mostly 18 x 24 inch page size or smaller. They accept a large variety of work in their local/regional markets and offer their customers fast turn-around and production flexibility, as well as the responsive service possible in a smaller operation.

“ Our unique edge is

that we can deliver personal, small-shop service with the

quality of a large shop. Customers want their work to be

perfect every time...and that’s what we deliver with our Creo system.”

John Ross OWNER	Urban Art Sacramento, CA

Urban Art Lithography, Inc. has successfully carved out a niche in the competitive Sacramento, CA printing market. A US$1 million operation, Urban Art is a new breed of quality printer. With a total staff of four, they run a four-page, sheet-fed press, with all-Creo prepress equipment, producing about 250 plates a month. Located in the state capital, Urban Art prints for political clients, the State of California, the University of California, and retail and corporate clients. A key differentiator in this market has been their use of Creo Staccato® screening, which they use on 100% of their jobs.

Newspaper printing Newspaper printers—local, regional, and national—are driven by exceptionally demanding production schedules, last-minute changes, quality-conscious advertisers, and short deadlines as they compete with alternative news sources such as television and the Internet. As a result, they seek production systems with fewer steps, greater automation, faster throughput, and greater fidelity on press.

It is estimated that in the United States alone, people read over 24 billion newspapers per year. Newspaper publishers worldwide are discovering the benefits of the Creo Trendsetter® NEWS system, the first thermal plate-setter developed exclusively for newspaper applications. The Trendsetter NEWS platesetter is the industry’s fastest thermal system, imaging more than 200 plates per hour. Gruppo Seregni owns twelve different Italian printing companies, and is the leading newspaper-printing group in Italy ( €80 million/ US$78.5 million turnover/year). They employ 1000 people across Europe and have ten Creo thermal imaging systems producing plates for a broad range of publications, including Il Giornale, Libero, L’Unita, Bloomberg Investimenti, Il Giorno, La Stampa and the Class Editori series of publications. Six months after installing their first Creo thermal CTP system in June 2000, they added two more platesetters, followed six months later by another seven.

“We felt safe choosing Creo—the market leader in CTP.
As a company that values innovation, we wanted to stay ahead of our competitors by adopting Creo’s unique imaging technology. Our publishers immediately noticed the improvement in print quality and we gained cost-savings across the board.”

Giuseppe Marchetti PLANT DIRECTOR, SEREGNI INDUSTRIE GRAFICHE S.I.E.S. S.P.A	Gruppo Seregni Newspapers Milan, Italy

Commercial printing (high-volume) Large commercial printers may be collections of smaller, specialized printing facilities. They operate multiple sites, service national or regional customers, and produce medium-to-long runs (10,000-50,000 sheets) of a variety of presswork that can include everything from technical documentation, flyers, books, and directories, to magazine publications, catalogs, and calendars.

“Our primary goal is to function as one strong, connected company, rather than as 16 separate commercial printing facilities. Functioning as a single entity is key to providing uniform quality and service, to effectively implementing Wallace’s Total Print Management strategy, and to containing costs. With Creo’s help, we’re
doing it... and the return on investment in our
prepress capabilities is compelling.”

Steve Tholen MANAGER OF CORPORATE STRATEGY, PREPRESS	Wallace Chicago, Il

Wallace is the recognized leader in delivering a comprehensive suite of world-class print management services through its Total Print Management program. Total Print Management enables Wallace to meet the unique communications challenges of its Fortune 1000 clients through a single-source solution that extends well beyond ink on paper. Offerings include traditional and digital print capabilities, distribution logistics, kitting and fulfillment, digital asset management, inventory management, print optimization, direct marketing, and electronic commerce. Founded in 1908, Wallace is headquartered in Lisle, IL, with manufacturing, distribution and sales facilities throughout the U.S. Total fiscal 2002 revenues were US$1.5 billion, making Wallace one of the largest printing companies in North America.

Wallace standardized on Creo digital halftone proofing equipment this year, installing at least 12 devices within the first six months of 2002. The company also committed to converting all of its commercial printing plants to computer-to-plate technology and chose Creo for that as well, equipping 15 of 16 plants with thermal platesetters. The ultimate goal? If a Wallace customer wishes to print half a job on the West Coast and the other half on the East Coast, this can be accomplished seamlessly.

Educational applications Academic professionals are only one unique creative group enjoying the latest digital production tools—like professional color scanners and proofing systems—for their specialized applications.

“Scans of the moths can be enlarged 2,700 percent
and still be perfectly clear. You’d need a microscope to see the tiny scales on body and wing as clearly as they’re revealed in these scans.”

Joseph Scheer PROFESSOR	Institute for Electronic Arts Alfred University; Alfred, NY

Captivated by the beauty of moths, Joseph Scheer of the Institute for Electronic Arts at Alfred University uses the Creo EverSmart™ scanner to capture images of the nighttime fliers and enlarge them up to 40 to 60 times their actual size. The dried moths are placed directly on the scanner’s platen glass, with tiny metal weights holding down the wings. It can take 8 to 15 minutes to scan a single specimen, depending on its size. The digital file with the moth’s image is then color-corrected and printed on 3 x 4-foot sheets of watercolor paper with a high-resolution Creo Iris® proofer, revealing each tiny hair, stunning color, and complex patterns on the insects’ bodies. To date, Prof. Scheer has scanned about 15,000 moth specimens. The “Moths of Allegany County” project is a blending of art and science in support of the study of biodiversity. All moths were collected at a single location and the imagery compiled into a taxonomic database, which is available online at http://moths.alfred.edu.

Package printing Package printers and converters produce a wide variety of products ranging from folding cartons, tags and labels, and paint chips, to flexible packaging, multi-wall bags, and corrugated boxes. They work with specialized inks like metallics and fluorescents on difficult materials, including plastics and metals, to consistently meet the demanding requirements of successful consumer packaging: vibrant color, true flesh tones, appealing food images, and consistent brand reproduction.

“Before Creo, we were calibrating our systems daily, and watching the humidity, temperature, chemicals, and meter density. SQUAREspot®
thermal imaging takes away those variables, and gives us
consistent imaging output.”

Wayne Fox GENERAL MANAGER, LAKE FOREST DIVISION	Fort Dearborn Company Chicago, Il

For over 75 years, the Fort Dearborn Company has been primarily focused on the packaging market, serving major nationwide customers such as Del Monte, Con Agra, Kimberly Clark, Quaker Oats and Albertson’s. With 2001 revenues of US$175 million, they are one of America’s largest packaging printers, operating seven print divisions across the U.S., Mexico, the UK, and Europe. These in turn are served by two dedicated prepress divisions. With Staccato screening and SQUARESpot thermal imaging from Creo, Fort Dearborn prints paint swatches for some of the world’s largest paint manufacturers, with a richness and accuracy approaching that of more costly paint chips. This provides their customers with higher-volume market distribution and more design options.

Creative production Creative organizations are one of the most powerful and influential groups in the print-production process. They are responsible for generating the design concept, building and delivering print-ready files, and managing the proofing process. Leading-edge agencies are now boosting their in-house production capacity by integrating powerful networking and asset management capabilities, professional scanning systems, and high-quality digital color proofing equipment.

Founded in 1873, Foote, Cone & Belding (FCB) is the
world’s third oldest advertising agency. Today, it is a
powerful worldwide agency network with 2001 billings of
US$7.9 billion and over 190 offices servicing clients in 104 countries. It is part of the Interpublic Group of Companies
(NYSE: IPG); one of the largest organizations of advertising agencies and marketing services companies in the world.
FCB represents companies in the packaged goods, bever-
age, financial services, and technology industries, including

Samsung, Coors, Boeing, Mattel, JP Morgan Chase
Manhattan Bank, Kraft, Merck, and BDF Beiersdorf.
This year, they brought digital halftone proofing in-house
with Creo technology, a virtually unprecedented move
for a creative agency. As a result, they have won new
business based on the added value of a controllable, reliable proofing process and the ability to produce just-in-time
deliverables. FCB expected a return on their investment
within 12 months...and they are ahead of schedule.

“Our Creo systems have given us a strategic
competitive advantage and are
generating recurring incremental revenue streams
that are profitable. In an otherwise difficult
year, that’s pretty darn good.”

Michael Boyle DIRECTOR OF CREATIVE TECHNOLOGIES	Foote, Cone & Belding New York, NY

Commercial printing (publication) High-volume publication printers are very large—often international in their customer base—and operate well networked, multi-site facilities. With end products including full-color, regionally versioned magazines, catalogs, inserts, calendars, and color books, they ope-
rate a variety of presses and rely on the fastest, most high ly automated, digital equipment for production efficiency.

“With Creo, we have taken our production to 100 percent
digital processes. Anything is possible with integrated
workflow management.”

Markus Dohle PRESIDENT CEO	MOHN Media Gütersloh,Germany

Located in Gütersloh, Germany, MOHN Media operates 16 medium- and large-format sheet offset presses and 18 web offset presses, producing huge volumes of printed material 24 hours a day, six days a week. On peak days, they can process more than 4000 pages of artwork and image more than 900 printing plates. The media services provider is pioneering the implementation of Networked Graphic Production™—a Creo initiative to connect the print-production process from idea to delivery. With almost 2000 employees, MOHN Media is Europe’s leading offset printer and part of arvato AG, the internationally networked service provider of the media and entertainment company Bertelsmann AG. In 1999, after four years with two other computer-to-plate vendors, MOHN Media selected Creo for its large-format CTP solution. High levels of automation, combined with SQUAREspot thermal imaging technology and Prinergy®—a workflow capable of supporting high-volume prepress production in several locations—are the keys to MOHN Media’s current success.

Letter to Our Shareholders	Creo Inc. Annual Report 2002

Charles Young Chair of the Board	Amos Michelson Chief Executive Officer

Fellow Shareholders:

Focus. It was the key to weathering a challenging year and emerging in a strong position to maintain and expand our worldwide leadership position in digital graphic arts and related industries. During difficult economic times, the merits of Creo technology shine; helping a wide range of customers on six continents meet their business objectives every day under increasing competitive pressures. In this report, we focus on the most important successes first—those of our customers.

Our core strategy, under all market conditions, is a commitment to making our customers successful. Only by being the most efficient provider of the most valued products can we ensure leading market share and profitability. Even as we experienced a revenue drop when capital spending slowed in the latter half of 2001, we maintained this focus. Our worldwide team reacted decisively, implementing cost-cutting and consolidation measures, while preserving key product development initiatives and providing superior customer support. In the second half of our fiscal year, trends began to reverse. We increased revenue in fiscal Q3 and Q4, expanded market share in critical markets, and launched new products that will underpin our future growth. Our solid financial situation reflects the success of our tactics:

•	we consolidated operations and reduced operating costs significantly
•	we improved gross margins in a year of economic uncertainty
•	we increased our cash balance to US$70.7 million
•	we have a healthy balance sheet with minimal long-term debt

Over the course of the year, we targeted markets and products where growth was achievable without widespread economic recovery. We sharpened our focus on growing market segments, including smaller commercial printers, creative professionals, packaging printers, and newspaper printers. We introduced key new products that solidify our competitive position and enhance our potential in new markets. We see strong potential for growth in both Europe and Japan, where we are aggressively increasing our presence and where our sales teams are already showing positive results from focused reorganization efforts.

The bottom line? We have already seen success from our initiatives—demonstrated by the success of our customers—and there is every reason to expect this trend to continue.

Areas of growth

Small commercial printers
Small printing businesses—companies with less than US$5 million in sales—represent a growth market for computer-to-plate (CTP) systems. With powerful computer servers now affordable, and the complete shift to digital file delivery in the design community, the competitive pressure from larger CTP-equipped printers is convincing smaller printers to take the technological leap. Their goals? Reduce costs, improve quality, increase efficiency, and ultimately, remain in business.

To help these printers make a cost-effective transition into the digital world, we introduced a series of ‘entry-level’ output devices and software packages, and made them available bundled with third-party consumables (e.g. printing plates and proofing materials) for a complete solution. Finally, we developed flexible leasing options to make the capital investment easier to manage. As a result, over the course of the year, unit sales to small commercial printers grew to account for over one-third of our total North American sales. Urban Art Lithographic, for example (see page 4) has established a strong business with Creo CTP and Staccato screening, running a highly automated commercial printing operation with a staff of only four.

The shift to CTP for smaller printers will only accelerate with the introduction next year of processless thermal plates from several vendors. This technology eliminates the need for chemicals and chemical processing, thus reducing capital cost, operating cost, and facility space required to operate a full CTP system. With the advent of processless technology, Creo solutions can economically reach even smaller printers, where the cost of a processor is a significant portion of their capital investment. From single-site, single-press printers with fewer than a dozen employees, to complex multi-site printing enterprises with many thousands of employees, Creo provides unique solutions that make business sense and deliver real value to the customer.

Newspaper printing
The newspaper industry is quite distinct from commercial printing and, especially in North America, has been slower to react to the advent of computer-to-plate technology. By listening to customers and delivering systems that meet their business needs, we grew our

Letter to Our Shareholders	Creo Inc. Annual Report 2002

Our core strategy, under all market conditions, is a
commitment to making our customers successful.

Judi Hess
President, Graphic Arts

Mark Dance
Chief Financial Officer and Chief Operating Officer

worldwide market share in this segment to over 20% in only eighteen months. Announced in 2001, the Trendsetter NEWS CTP line began shipping in volume this year, and we introduced Prinergy Newsrun—a newspaper-specific component of our award-winning digital workflow software. Market trends indicate that we are on the threshold of a wide-scale conversion to CTP among newspaper printers. Early adopters such as Italy’s Gruppo Seregni (see page 6) have already proven that Creo thermal CTP delivers valuable production efficiencies and dramatically increases print quality, which can improve advertising revenues.

The Printing Industries of America (PIA) have held the Premier Print Awards on an annual basis since 1950 to honor excellence in design and quality printing. The largest and most prestigious competition in the printing industry, it attracted 4800 entries from 725 printers in 15 countries in 2002. The Best of Category (Benjamin Franklin) Award, affectionately referred to as “Benny,” is the most sought-after and envied distinction in the industry. This year, the print world was shown undeniable proof of the value that Creo technology: nearly two-thirds of the winners of this year’s awards were Creo customers.

Packaging printing
The success of a consumer package—vibrant color, true flesh tones, appealing food images, consistent brand representation—rests on the printer’s ability to reproduce color repeatedly and consistently on press. Creo solutions are proven to help packaging printers produce high-impact presswork while saving time and materials. Packaging buyers are learning to demand Staccato screening for its consumer appeal and ability to move product off shelves. Innovators like Fort Dearborn Company (see page 10) are using Staccato screening and SQUAREspot imaging to vastly reduce labor, time, and material costs in production. With Creo technology they can use color blends to simulate the colors in paint chip samples, replacing the painstaking process of printing and assembling individual paint chips on sample cards.

Creative professionals
Creative organizations are one of the most powerful groups in the print-production process, responsible for generating the design concept, building and delivering print-ready files, and managing the proofing process. Leading-edge agencies are now boosting their in-house production capacity by integrating powerful networking and file-processing capabilities, high-end digital photography, professional scanning systems, and high-quality digital color proofing equipment.

At Creo, we are targeting this growing market with a range of new products. Prinergy Publish is a flexible page-preparation system that allows publishers, trade shops and ad agencies to create production-ready files in-house. Synapse® Prepare is a software tool that automates file preparation and eliminates errors that may require expensive rework of a designer’s work after the printer receives the files. Marketed to printers as a tool that cuts costs by allowing Internet file submission, the Synapse InSite web portal also facilitates online collaboration between creative teams, print buyers and printers, and accelerates the review process.

The new iQsmart™ professional scanners make Creo quality available to a broader market. The Veris™ and Integris™ proofers deliver new levels of price/performance in high-quality color proofing. Introduced in mid-summer, Six Degrees™ is an organizational tool that helps anyone manage large quantities of project files, contact information, and related email more effectively. We also launched the new Valeo™ family of Leaf™ portable digital camera backs at Photokina, the year’s largest photographic tradeshow.

Letter to Our Shareholders	Creo Inc. Annual Report 2002

Strategic initiatives

Value in Print
The Value in Print initiative helps our customers derive the highest competitive advantage from their Creo systems, allowing them to maximize image quality and on-press efficiency. The Creo Consulting Services Group is helping our customers produce more consistent, higher-quality printing as they implement Staccato screening with their existing equipment. The initiative targets the full range of printers producing everything from newspapers and directories, through catalogs and packaging, to high-end commercial work like brochures and annual reports.

Networked Graphic Production
In last year’s report, we introduced Networked Graphic Production—our vision for automating every step in the production process and creating a collaborative environment for printers, print buyers and creative professionals. With production integrated—from idea to delivery—duplication between systems can be reduced, systems can be optimized, and the many people involved in print projects can communicate and collaborate any time, anywhere. Over the course of this year, not only did we demonstrate the tangible value of Networked Graphic Production in successful customer implementations, but we also established strategic partnerships to solidify and extend this initiative. Early in the year, we increased our investment in Printcafe Software, Inc. the leading provider of business management systems for printers and Internet-based print-procurement infrastructure. More recently, the acquisition of ScenicSoft, Inc. brought additional components to the table that help drive the automation of the production-planning process.

Many of our customers, including MOHN Media (see page 12) and Wallace (see page 7), derive value every day from the automated efficiency and quality control of an integrated system that connects their production network to the Internet and their MIS system.

New products

This year we introduced new products underway since the Scitex® prepress acquisition in 2000. Our renewed product line offers industry-leading products in every category, for every market.

Creo CTP devices are the industry standard and account for the largest installed base by far. Our computer-to-film image-setters are the best in class. Our prepress-control workflow software systems are the most widely used products of their type. Our screening and color management technologies are industry-renowned, and our color flatbed scanners are the category leaders.

Digital printing-on-demand
Digital printing is a growth area in the printing industry. Our new print-on-demand system, Spire for the Xerox DocuColor® iGen3™, is the latest in a series of products developed in an OEM relationship with Xerox, which sells Creo servers with their DocuColor 2045, 2060, and 6060 systems. Our relationship with Xerox is strong: after only a few years on the market, the Spire server is now sold with approximately one third of the popular DocuColor 2000 systems. At the beginning of fiscal 2003, Xerox and Creo renewed our OEM relationship for a further five years, assuring that Spire color servers from Creo will continue to drive current and future Xerox high-end digital printers.

The new Spire system extracts the maximum performance and value from the DocuColor iGen printer—unmatched speed, throughput, color quality and image quality—while opening new revenue opportunities in variable-information digital printing. Royal Impressions in New York City is just one business putting the power of the Creo/Xerox combination to work (see page 2) in variable data applications.

Commercial printers are implementing digital printing to supplement their traditional offset print services; a trend that is likely to accelerate. Our customers will find their Networked Graphic Production solution integrates seam-lessly with digital printing powered by Spire technology from Creo.

Spire system PRINTING ON DEMAND

Scanning
Scanning is essential to digital production, and our color flatbed scanners are the most popular in the high-end professional market with an installed base of over 12,000 units. Our new iQsmart scanners continue the Creo legacy, using innovative technology to deliver professional quality, speed and flexibility at a more affordable price. They are gaining widespread market attention and we expect them to attract buyers who—for cost reasons—could never previously consider a scanner of this quality.

iQsmart[3] SCANNING

Professor Joseph Scheer of Alfred University, NY, has demonstrated the incredible detail and color-handling of Creo flatbed scanners in his strikingly beautiful collection of scanned moth images (see page 8).

Letter to Our Shareholders	Creo Inc. Annual Report 2002

Digital proofing
Proofing is essential to every printer, trade shop, and design or advertising agency. The expectations of the print buyer and designer are communicated and managed throughout production using proofs, which can be “soft” (displayed on a monitor) or “hard” (printed on paper). Proofs address issues from content to page order to image and color correctness. As the job nears printing, “imposition” and “contract” proofs show the final layout, the order of pages, the final images and the exact colors that will be printed. Consider the financial investment that a print job can represent, and the importance of an accurate proof is easy to understand.

As platemaking becomes a digital process, proofing must also make the shift. Every time a printer switches to CTP, their analog proofing methods become obsolete. And as creative professionals—like Foote, Cone & Belding, for example (page 11)—take over aspects of the production process, they too need proofers that can be relied on to accurately represent their digital files and predict on-press results.

Veris PROOFING

The market for digital proofing offers huge potential. Beyond the proofers themselves is the ongoing market for proofing consumables—still mostly film-based analog materials—that is currently estimated at around US$1 billion per year. The specialized inks and papers used for digital inkjet proofers are a growing part of the market. With this in mind, we introduced two new product lines this year, to supplement our Spectrum digital halftone proofer and provide competitive proofing products at every price point. The Veris four-page proofer has been attracting excitement everywhere it has been shown. The Veris replaces Creo’s well-known Iris line of contract inkjet proofers—with over 8000 devices in the field, the largest installed base in the industry. The Veris is equally at home in print shops and creative agencies, creating accurate contract-quality proofs in less than 15 minutes. Our new Integris drop-on-demand proofing solutions utilize the latest in affordable third-party inkjet printers, with value-added Creo technology and connectivity that make them best-in-class inexpensive proofers.

Integris PROOFING

Looking ahead

As the year closes, we are positioned with a powerful brand, and a strong roster of products that are uniquely targeted to the many market segments we serve. We are equipped with an effective manufacturing and support infrastructure, and an unmatched direct sales force. As economic stability returns, our competitive strength gives us tremendous leverage.

Ultimately, our success is measured by each dollar earned by our customers; each print buyer who walks away from the press smiling; each Benny award proudly polished and displayed, and each improvement—no matter how small—made in the production process of a Creo user. Our customers are the most successful in the industry, with many logging double-digit growth rates over the last few years. We will continue to push the technological limits in order to make them even more envied in their respective markets.

Thank you

We would like to express our ongoing appreciation for the commitment, creativity, and dedication of the entire Creo team and their families. Our customers always deserve our thanks for their loyalty, enthusiasm, and ongoing collaboration. In closing, we would like to thank our partners and shareholders for their support through a challenging year.

Charles Young Chair of the Board	Amos Michelson Chief Executive Officer

Quarterly Financial Highlights	Creo Inc. Annual Report 2002

Quarterly Financial Highlights

(in millions of U.S. dollars, except per share amounts)

	First	Second	Third	Fourth	Full
2002	Quarter	Quarter	Quarter	Quarter	Year

Revenue	$139.5	$130.1	$131.8	$138.4	$539.9

Adjusted earnings (loss)	$(2.3)	$(1.0)	$0.6	$2.8	$0.1

Adjusted earnings (loss) per share — basic	(0.05)	(0.02)	0.01	0.06	0.00
Adjusted earnings (loss) per share — diluted	(0.05)	(0.02)	0.01	0.06	0.00

Income (loss) under Canadian GAAP	(5.0)	(17.1)	(2.8)	0.6	(24.3)

Income (loss) per share — basic and diluted, Canadian GAAP	(0.10)	(0.35)	(0.06)	0.01	(0.49)

2001

Revenue	$170.4	$172.9	$170.0	$143.2	$656.5

Adjusted earnings (loss)	$10.0	$12.8	$10.0	$(5.7)	$27.1

Adjusted earnings (loss) per share — basic	0.21	0.26	0.21	(0.12)	0.56
Adjusted earnings (loss) per share — diluted	0.20	0.25	0.20	(0.12)	0.54

Loss under Canadian GAAP	(13.7)	(9.9)	(9.3)	(381.9)	(414.8)

Loss per share — basic and diluted, Canadian GAAP	(0.29)	(0.20)	(0.19)	(7.79)	(8.56)

The adjusted results exclude the effect of one-time write-downs, goodwill and other intangible asset amortization, restructuring and business integration costs, the royalty arrangement with the Office of the Chief Scientist in Israel, equity loss on investments, and their tax effects. The adjusted results are not prepared in accordance with generally accepted accounting principles (‘GAAP’) because they exclude these costs. A reconciliation of our adjusted results to Canadian GAAP for each quarter in 2002 and 2001 is provided on page 25 and an explanation of each adjustment has been included later in this discussion.

Revenue by quarter for 2002 and 2001

(in millions of U.S. dollars)

Management’s Discussion and Analysis	Creo Inc. Annual Report 2002

Management’s Discussion and Analysis
of financial conditions and results of operations

The following discussion should be read in conjunction with the consolidated financial statements and notes included on pages 29-42 in this annual report. All amounts are reported in millions of United States (‘U.S.’) dollars except per share amounts and percentages.

Overview
Founded in 1983, Creo Inc. (‘Creo’ or the ‘Company’) is a developer and manufacturer of digital solutions for the graphic arts industry. We manufacture more than 300 products for commercial and publication printers, packaging converters, prepress tradeshops, newspaper printers and for creative professionals. Major products include computer-to-film and computer-to-plate devices; workflow management software; color and copydot scanning systems; professional digital camera backs; and inkjet and halftone digital proofers. Creo is also an original equipment manufacture (‘OEM’) supplier of on-press imaging technology and color servers for high-speed, print-on-demand digital printers.
     Based in Vancouver, Canada, Creo has sales, distribution, and regional support centers in the U.S., Belgium, Hong Kong, and Japan as well as manufacturing and product development facilities in Canada, the U.S., and Israel.
     We segment our financial results into the following economic regions: the Americas; Europe; Asia-Pacific; and OEM and Other. The Americas region includes sales, distribution, and regional support for Canada, the U.S., Mexico, and Central and South America. This region is operated out of Boston, Massachusetts and employs approximately 750 people. There are 11 Creo subsidiaries in our European region, as well as a network of dealers and distributors. Headquartered in Waterloo, Belgium, the European region employs a team of approximately 600. Our Asia-Pacific segment is based in Hong Kong and Tokyo, where 350 employees distribute Creo products and provide customer support through 19 offices serving over 20 markets in Asia-Pacific, including Japan. Our OEM and Other segment is comprised of our operations in the rest of world. This includes royalties, products and services from our OEM businesses in Canada and Israel, as well as sales in other areas, primarily the Middle East and Africa.
     We sell and support our products through both direct and indirect sales organizations. The direct sales organization is responsible for sales worldwide of most products. Indirect sales channels include dealers and distributors. In the Americas, most of our sales are through direct channels and over half our sales are through direct channels in Europe and Asia-Pacific.
     On September 30, 2002, Creo employed approximately 4,050 people. Of these, approximately 950 were engaged in research and product development, 900 in manufacturing, 1,200 in customer support activities, 500 in sales and marketing, and 500 in general and administration functions.

            Employees by function

Adjusted results
The financial information in this annual report has been prepared in accordance with generally accepted accounting principles (‘GAAP’) in Canada. A reconciliation to accounting principles accepted in the U.S. is provided in note 21 of the notes to the consolidated financial statements. To supplement this financial information, we have also included information on our adjusted results. As a result of acquisitions and investments made by Creo, we believe that our adjusted results aid our shareholders in evaluating the operating performance of the Company’s ongoing business. The items excluded are considered to be non-operational and/or non-recurring. Our adjusted results exclude the effects of acquisition-related charges (e.g. restructuring costs, business integration costs and the amortization of intangible assets), non-recurring charges (e.g. one-time liability settlements, such as the royalty arrangement with the Office of the Chief Scientist in Israel, and write-downs of goodwill and intangible assets), non-operational charges (e.g. equity accounting related to investments), stock compensation expense under U.S. GAAP, and the related income tax effects on these items. As such, Creo’s adjusted results are not prepared in accordance with GAAP since they may exclude these costs. We have provided a reconciliation to Canadian GAAP in the table below and an explanation of each adjustment later in this discussion. A reconciliation of our adjusted results to Canadian GAAP for each quarter in 2002 and 2001 is provided on page 25. The methods of adjustment are not standardized under GAAP, and therefore adjusted results are unlikely to be comparable between companies.

Years ended September 30,	2002	2001

Revenue	$539.9	$656.5

Adjusted earnings	$0.1	$27.1
Restructuring	(8.4)	(4.1)
Business integration costs	(0.8)	(13.2)
Goodwill and other intangible assets amortization	(0.3)	(74.3)
Royalty arrangement	(15.5)	—
Equity loss on investments	(2.1)	—
Write-down of extraordinary accounts receivable, inventory and other assets	—	(15.3)
Write-down of goodwill, other intangible assets and investments	—	(336.2)
Tax related to reconciling items	2.7	1.2

Loss under Canadian GAAP	$(24.3)	$(414.8)

Management’s Discussion and Analysis	Creo Inc. Annual Report 2002

Results of Operations:

Fiscal 2002 compared to Fiscal 2001

Revenue
Our revenue is derived from sales of our digital prepress products to direct customers and distributors, fees for the service of equipment, and from the sales of consumables that are used with our equipment.
     Product revenue is comprised of sales of equipment and software and the related installation, training, and maintenance. Product revenue is recognized once a sales arrangement exists, delivery has occurred, the revenue is determinable and collectability is assured. Product sales to end customers are recognized upon installation or customer acceptance, depending on the contract, or upon shipment if no installation is required.

     Service revenue is derived from customer support agreements entered into in connection with product sales and renewals and is recognized as the services are provided.
     Consumables revenue is primarily from sales of proofing paper, ink and related products to our customers and is recognized on shipment.
     Total revenue in 2002 decreased by $116.7 million or 17.8% to $539.9 million from $656.5 million in 2001. The reduced revenue was due to lower demand for our products and services caused by the decline in graphic arts capital spending as a result of the weakened global economic situation.

Revenue by economic region				Percentage of total revenue

Years ended September 30,	2002	Change	2001	2002	2001

Americas	$222.9	(23.2%)	$290.2	41.3%	44.2%
Europe	171.0	(10.7%)	191.5	31.7%	29.2%
Asia-Pacific	63.2	(4.8%)	66.4	11.7%	10.1%
OEM and Other	82.8	(23.6%)	108.4	15.3%	16.5%

Total revenue	$539.9	(17.8%)	$656.5	100.0%	100.0%

In the Americas region, revenue decreased $67.3 million to $222.9 million in 2002 from $290.2 million in 2001. The slowdown in the U.S. economy, and constraints on our customers’ graphic arts capital spending had a significant effect on our product revenue compared to the prior year. In addition, some of our customers switched from longer-term maintenance service contracts to service based on time and materials.
     In the European region, revenue decreased $20.5 million to $171.0 million in 2002 from $191.5 million in 2001. Similar to the Americas, the decrease in revenue in Europe was related to the slowdown in the European economy and our customers’ capital spending. The decrease in product revenue in 2002 was offset partially by the currency impact of the strengthened Euro over the latter half of the year. Service revenue decreased slightly compared to the prior year while, consumables revenue remained relatively stable.
     In the Asia-Pacific region, revenue decreased $3.2 million to $63.2 million in 2002 from $66.4 million in 2001. The decrease in revenue was primarily related to a decline in product revenue in Japan while revenue in the rest of Asia-Pacific improved or remained relatively stable.
     OEM and Other revenue decreased $25.6 million to $82.8 million from $108.4 million in 2001. The primary decrease in revenue was due to reduced royalties received from Heidelberger Druckmaschinen AG (‘Heidelberg’) in 2002 as compared to 2001.

Management’s Discussion and Analysis	Creo Inc. Annual Report 2002

Revenue (continued)				Percentage of total revenue

Years ended September 30,	2002	Change	2001	2002	2001

Product	$336.3	(24.8%)	$447.2	62.3%	68.1%
Service	159.0	(1.7%)	161.8	29.5%	24.7%
Consumables	44.6	(6.3%)	47.5	8.2%	7.2%

Total revenue	$539.9	(17.8%)	$656.5	100.0%	100.0%

Product revenue decreased $110.9 million or 24.8% to $336.3 million in 2002 compared to $447.2 million in 2001. The most significant decreases were in our American and European operations and in our OEM businesses due to reduced royalties received from Heidelberg. In most regions, the decrease was associated with the decline in the overall economy.
     Service revenue decreased $2.8 million or 1.7% to $159.0 million in 2002 compared to $161.8 million in 2001. In most regions, the decrease in service revenue was commensurate with the decrease in product revenue. Part of the reduction in regional service revenue was offset by increased service revenue from our OEM businesses.
     Consumables revenue decreased by $3.0 million or 6.3% in 2002 to $44.6 million compared to $47.5 million in 2001. The reduction in revenue occurred primarily in the Americas region. Consumables revenue remained relatively consistent year-over-year in our other regions.

Gross profit and gross margin
Total gross profit decreased 16.2% to $233.3 million in 2002 from $278.4 million in 2001. Gross profit decreased with our overall reduction in revenue for the year.

Years ended September 30,	2002	2001

Total gross margin	43.2%	42.4%

     Our gross margin increased 80 basis points to 43.2% in 2002 from 42.4% in 2001. Our overall gross margin improved due to higher product line margins and an increase in service margins as a result of the Company-wide cost-savings initiative. This improvement was partially offset by reduced OEM royalty revenue.

Operating expenses
There were no special charges in 2002. However, our 2001 operating expenses reflect special charges incurred in the fourth quarter of 2001. General and administration expenses include an adjustment of $12.1 million to customer and other receivables of $7.4 million and a write-down of certain information technology and other assets of $4.7 million. In addition, an adjustment of $2.1 million for the write-down of obsolete engineering inventory and capital assets charged in the fourth quarter has been included in our research and development expenses. For comparative purposes, our operating expenses in 2001 have also been provided excluding these special charges.

Research and development				Percentage of total revenue

Years ended September 30,	2002	Change	2001	2002	2001

Net research and development	$73.4	(7.1%)	$79.0	13.6%	12.0%
Net research and development, excluding special charges	$73.4	(4.6%)	$76.9	13.6%	11.7%

Gross research and development	88.4	(6.7%)	94.7	16.4%	14.4%
Gross research and development, excluding special charges	$88.4	(4.5%)	$92.6	16.4%	14.1%

Since our inception we have invested consistently in research and development. This investment has been funded in part by business partners in connection with specific product development initiatives undertaken by us at their request. We also receive funding from the Canadian government through investment tax credits and from the Israeli government through royalty-free grants.
     Net research and development expenses decreased 7.1% to $73.4 million in 2002 compared to $79.0 million in 2001. Excluding special charges, net research and development expenses were $76.9 million in 2001. Net research and development expenses as a percentage of revenue increased due to reduced revenue.
     Gross research and development expenses decreased by $6.3 million to $88.4 million in 2002 compared to $94.7 million in 2001. Excluding special charges, gross research and development expenses were $92.6 million in 2001. Gross research and development expenses as a percentage of revenue increased due to reduced revenue.
     In 2002, gross research and development expenses were reduced due to the Company-wide cost-savings initiatives implemented in the second quarter of 2002, which included employee cash compensation reductions. These savings were offset partially by increased materials consumption from our continuing research and development projects. Outside funding of our research and development activities was stable at $15.1 million in 2002 compared to $15.7 million in 2001.

Management’s Discussion and Analysis	Creo Inc. Annual Report 2002

Sales and marketing				Percentage of total revenue

Years ended September 30,	2002	Change	2001	2002	2001

Sales and marketing	$97.9	(3.7%)	$101.6	18.1%	15.5%

Sales and marketing expenses include sales commissions, freight, costs for tradeshows, marketing and advertising promotions costs, travel and entertainment, depreciation of fixed assets (including our demonstration and benchmark equipment) and other regional sales costs.
     Sales and marketing expenses for 2002 were $97.9 million, a decrease of 3.7% compared to $101.6 million in 2001. Lower sales activity commensurate with lower revenues resulted in decreased sales commissions, associated personnel expenses, and freight costs. However, the accelerated amortization of leasehold assets from the consolidation of the U.S. back office functions and of regional demonstration and benchmark equipment offset some of the reductions in sales expenses. Marketing expenses for advertising and tradeshows were relatively consistent with the prior year. Sales and marketing expenses as a percentage of revenue increased due to reduced revenue.

General and administration				Percentage of total revenue

Years ended September 30,	2002	Change	2001	2002	2001

General and administration	$67.3	(18.0%)	$82.1	12.5%	12.5%
General and administration, excluding special charges	$67.3	(3.9%)	$70.0	12.5%	10.7%

General and administration expenses decreased 18.0% to $67.3 million in 2002 compared to $82.1 million in 2001. Excluding special charges, general and administration expenses were $70.0 million in 2001. Employee-specific general and administration expenses in 2002 were reduced significantly year-over-year. However increased provisions for doubtful accounts and product lease recourse provisions from higher leasing activity in the Americas offset some of the employee-specific reductions realized over the year. General and administration expenses as a percentage of revenue was stable due to reduced revenue.

Other income (expense)
Other income included foreign currency translation gains and loss from our regions’ local currency net assets and liabilities translated to U.S. dollars, interest income from Printcafe Software, Inc. (‘Printcafe’), other interest income, and other miscellaneous financial charges. Other income was $5.4 million in 2002 as compared to other expenses of $0.3 million in 2001. The increase in 2002 was mainly due to interest income of approximately $3.0 million received from Printcafe and a net foreign currency translation gain compared to a net foreign currency translation loss in 2001.

Restructuring and other charges

Years ended September 30,	2002	2001

Restructuring	$8.4	$4.1
Business integration costs	0.8	13.2
Goodwill and other intangible assets amortization	0.3	74.3
Royalty arrangement	15.5	—
Equity loss on investments	2.1	—
Write-down of goodwill, other intangible assets and investments	$—	$336.2

In 2002, we decided to consolidate North American manufacturing and sales administration functions at our head office in Vancouver, Canada. This consolidation was in addition to a series of cost-saving initiatives implemented following a downturn in sales activity in the 2001 third quarter.
     In 2002, we recorded total restructuring charges of $8.4 million relating to our North American consolidation. Workforce reduction charges of $3.7 million were incurred for severance and benefits associated with the reduction of approximately 260 employees in the U.S. In conjunction with the North American consolidation in 2002, a number of leased facilities, and associated capital assets, were no longer required. Therefore, we recorded a charge for net lease costs and a write-down of associated capital assets of approximately $4.7 million. Sublease revenue on leases that we were unable to terminate was included in the net lease costs. In addition to the restructuring charges for 2002 identified above, we incurred approximately $0.7 million in operating expenses, primarily in sales and marketing expenses, from the accelerated amortization on capital assets in our U.S. demonstration center.
     During 2001, we recorded restructuring expenses of $4.1 million for severance and related benefits costs for approximately 200 employees around the world in connection with our Company-wide cost-savings initiative.

Management’s Discussion and Analysis	Creo Inc. Annual Report 2002

Business integration costs
Business integration costs were $0.8 million in 2002 compared to $13.2 million in 2001. In 2002, business integration costs included costs relating to the implementation of our global Enterprise Resource Planning (‘ERP’) system. In 2001, business integration costs included the write-off of discontinued inventory, ERP implementation costs, and other costs to realign resources due the integration of the Scitex Corporation Ltd. (‘Scitex’) digital prepress business.

Goodwill and other intangible assets amortization
Amortization of goodwill and other intangible assets decreased to $0.3 million in 2002 compared to $74.3 million in 2001. For comparative purposes, 2001 included the amortization of goodwill and other intangible assets from the Scitex acquisition. At the end of 2001, the remaining goodwill and other intangible assets from the Scitex acquisition was written off.

Royalty arrangement
In January 2002, we entered into an agreement for the fixed repayment of royalties to the Office of the Chief Scientist in the Government of Israel’s Ministry of Industry and Trade which is responsible for implementing government policy regarding support and encouragement of industrial research and development (‘royalty arrangment’). Historically, the Israeli government support for research and development has been in the form of a royalty scheme, whereby research and development support was repayable according to the sale of products. In 2001 the Israeli government introduced a new, grant-based research and development support program. In order to qualify for the new program, companies were required to settle all obligations under the previous royalty-based scheme.
     At the end of 2001, we had approximately $6.0 million in liabilities owed to the Office of the Chief Scientist on our balance sheet and approximately $27.3 million in contingent liabilities disclosed in note 17 (ii) to the 2001 consolidated financial statements. Pursuant to the agreement, we agreed to pay a total of approximately $21.1 million over five years in order to satisfy all potential future royalty obligations. As a result of amounts previously accrued, the repayment commitment resulted in a net charge of $15.5 million for 2002.
The liability is denominated in Israeli shekels, bears interest at 4% per annum linked to the Israeli consumer index and is repayable over 5 years with 10 semi-annual payments. At September 30, 2002, $13.3 million of the outstanding amount was included in long-term liabilities and $6.7 million was included in accrued and other liabilities.
     In September 2002, we entered into a cross-currency interest rate swap agreement to exchange Israeli shekels for U.S. dollars in order to mitigate the currency and interest rate risks associated with the royalty arrangement.

Equity loss on investments
Effective January 2, 2002, we began accounting for the investment in Printcafe under the equity method because we now exercise significant influence over the company. As a result, we are required to record a proportionate share of Printcafe’s earnings or losses as equity income or loss. As at September 30, 2002, we recorded $2.1 million in equity loss against our investment in Printcafe. As at September 30, 2002, our remaining equity balance in Printcafe is $2.1 million.

Income taxes
For fiscal 2002, there was an income tax recovery of $2.7 million compared to an income tax expense of $2.3 million for the same period last year. This was due primarily to a loss of $8.2 million in 2002 before charges related to business integration costs; goodwill and other intangible assets amortization; the write-down of goodwill, other intangible assets, and investments; and our royalty arrangement with the Office of the Chief Scientist of Israel. This compared to income before the above noted items of $11.2 million for the same period in 2001.

Equity accounting differences between U.S. and Canadian GAAP
The consolidated financial statements and the management discussion and analysis have been prepared in accordance with Canadian GAAP, which differ in certain respects from U.S. GAAP as summarized in note 21 of our consolidated financial statements.
     As noted above, effective January 2, 2002, we began accounting for the investment in Printcafe under the equity method. Under Canadian GAAP, the equity method of accounting for our investment in Printcafe is applied on a prospective basis, and has been applied as such on our equity investment in Printcafe subsequent to January 2, 2002.
     Under U.S. GAAP, the equity method of accounting for the investment in Printcafe must be applied retroactively to our previous equity investments made in Printcafe. As a result, for comparative purposes we were required to restate our U.S. GAAP results to reflect equity losses from previous periods including 2001 and 2000. As a result, we recorded an equity loss of $43.7 million and $6.7 million in 2001 and 2000, respectively. Consequently, the amount of the write-down in 2001 for our previous investments in Printcafe was reduced by $50.4 million for U.S. GAAP purposes.
     There were no differences between U.S. and Canadian GAAP resulting from our investments in Printcafe for investments made subsequent to January 2, 2002.

Correction to previously announced 2001 fourth-quarter and year-end loss per share under U.S. GAAP
On November 14, 2002, we issued a news release announcing our fourth-quarter and annual results for the year ended September 30, 2002. In the news release, we reported a U.S. GAAP loss per share of $7.33 for the 2001 fourth quarter and $8.76 per share for fiscal 2001. Subsequent to the disclosure of our 2002 financial results, we revised the 2001 U.S. GAAP loss per share amounts to correctly reflect the retroactive application of the equity loss under U.S. GAAP and corresponding effect of the write-down of our Printcafe investment in 2001.
     The revised U.S. GAAP loss per share amounts are:

Three months ended September 30, 2001	As released	Revised
Loss per share—basic and diluted, U.S. GAAP (restated)	$(7.33)	$(6.30)

Year ended September 30, 2001	As released	Revised
Loss per share—basic and diluted, U.S. GAAP (restated)	$(8.76)	$(7.72)

Management’s Discussion and Analysis	Creo Inc. Annual Report 2002

Liquidity and capital resources
Accounts receivable, as at September 30, 2002 was $118.0 million, a decrease of $22.6 million as compared to $140.6 million as at September 30, 2001. Days sales outstanding (‘DSO’) in accounts receivable decreased to 77 days as at September 30, 2002 from 88 days as at September 30, 2001. The decrease in accounts receivable and DSO was due to our increased focus on collections performance and to reduced sales volumes in the year.
     Inventories, as at September 30, 2002 were $91.8 million, a decrease of $7.6 million as compared to $99.4 million as at September 30, 2001. The consecutive decline in inventory levels from September 30, 2001 was primarily due to our efforts to improve global inventory management and the reduced sales volumes in the year.
     Cash and cash equivalents increased by $10.5 million to $70.7 million as at September 30, 2002, from $60.2 million as at September 30, 2001. Of the $70.7 million balance, $2.0 million is restricted relating to the cross-currency interest rate swap and approximately $2.0 million is restricted for a corporate purchase card program and other items.

Free cash flow per share
(in U.S. dollars)

     Free cash flow is defined as cash from operations less purchase of capital assets and proceeds from the sale of capital assets.
     For 2002, our operations generated cash of $41.4 million, compared to $48.5 million for the same period last year. In 2001, we achieved considerable operational improvement in accounts receivable and inventory contributing to cash from operations. This was offset partially by large reductions in accounts payable and accrued liabilities. In 2002, we continued to make operational improvements in accounts receivable and inventories, which contributed to cash from operations while our cash used for accounts payable and accrued liabilities remained relatively stable.
     Cash used in investing activities as at September 30, 2002 decreased $6.5 million to $33.1 million from $39.6 million for the same period in the preceding year. This resulted from a 40% or $12.8 million reduction in capital asset purchases in 2002. This reduction was offset by the net investment made in Printcafe, the intellectual property purchased from TDI Systems, Inc. (formerly Creo Ltd.) and an advance to ScenicSoft, Inc. (‘ScenicSoft’). Capital asset purchases in 2002 were $19.4 million compared to $32.1 million in the prior year.
     For 2002, cash provided by financing activities was $2.0 million as compared to $9.5 million in the same period last year. The decrease was due to fewer shares issued from option exercises in 2002 and the repayment of $2.5 million in short-term debt in Creo Japan Inc. (‘Creo Japan’) made in the fourth quarter of 2002.
     We have a $40.0 million committed working capital facility. Under this facility, we have utilized $18.6 million for various letters of credit including those issued in support of the $16.4 million short-term debt in Creo Japan. The line of credit is scheduled for its annual renewal on April 1, 2003.

Commitments
In January 2002, we entered into an agreement for the fixed repayment of royalties to the Office of the Chief Scientist in the Government of Israel’s Ministry of Industry and Trade relating to grants received for research and development. Pursuant to the agreement, we agreed to pay approximately $21.1 million in settlement of potential future royalty obligations. The liability is denominated in Israeli shekels, bears interest at 4% per annum and is repayable over 5 years with 10 semi-annual payments. During 2002, we repaid approximately $2.1 million. During the fourth quarter of 2002, we took advantage of an offer from the Office of the Chief Scientist of Israel to defer the payments previously due in September 2002 and March 2003 to January 2003 and May 2003, respectively. Subsequent payments beginning in September 2003 will be made in March and September of each year.
     On October 24, 2002, we acquired all of the issued and outstanding shares of ScenicSoft for approximately $9.5 million in a combination of cash, convertible notes, and an assumption of liabilities. Of the aggregate $9.5 million to be paid by Creo, $4.0 million is payable one year after the close of the transaction and is represented by unsecured, non-interest bearing, convertible promissory notes of Creo. We may convert these notes into common shares at an average closing price of Creo common shares for the ten days prior to October 24, 2003, the one-year anniversary of the closing of the transaction.
     Based on past performance and current expectations, we believe that our cash and cash equivalents, and cash generated from operations will satisfy our working capital needs, capital expenditures, and commitments through at least fiscal 2003.

Subsequent Event
On November 13, 2002, the board of directors of the Company approved effective as of that day but subject to regulatory and shareholder approval, a shareholder rights plan (the ‘Rights Plan’). The Rights Plan will be presented to shareholders for approval at the February 19, 2003 annual general and special shareholders meeting and is described in the information circular for that meeting.

Results of Operations:
Fiscal 2001 compared to Fiscal 2000

Revenue
Total revenue increased 44.8% to $656.5 million for 2001 from $453.3 million for 2000. Product revenue increased 33.3% to $447.2 million for 2001 from $335.5 million for 2000. The increase in revenue was due to the realization of a full year of integrated sales resulting from the acquisition of the prepress operations of Scitex offset by a decrease in joint venture revenue as compared to the prior year. Service revenue increased 70.9% to $161.8 million for 2001 from $94.7 million for 2000. This increase in service revenue was due to the increase in the installed base of our products. Consumables revenue increased 105.8% to $47.5 million for 2001 from $23.1 million for 2000.

Cost of sales
Cost of sales increased 49.6% to $378.2 million for 2001 from $252.8 million for 2000. This increase corresponds with the realization of a full year of integrated sales resulting from the acquisition

Management’s Discussion and Analysis	Creo Inc. Annual Report 2002

of prepress operations from Scitex as noted above. Cost of sales increased slightly as a percentage of total revenue to 57.6% for 2001 from 55.8% for 2000. This increase was primarily due to a shift in the revenue mix between products and services sold during the year.

Operating expenses
Gross research and development expenses increased 46.4% to $94.7 million for 2001 from $64.7 million for 2000. This was mostly due to the increased research and development activities realized for a full year of integrated operations following the Scitex acquisition and an adjustment for the write-down of R&D engineering inventory of $1.6 million charged in the fourth quarter of 2001. Outside funding of our research and product development activities decreased 29.7% to $15.7 million for 2001 from $22.3 million for 2000. This is primarily due to a decrease in funding resulting from the termination of the joint venture with Heidelberg, and our decision to reduce the royalty-based funding levels from the government of Israel. As a result of these factors affecting gross research and development expenses and research and development funding, net research and development expenses increased 86.5% to $79.0 million for 2001 from $42.4 million for 2000. Net research and development expenses increased as a percentage of total revenue to 12.0% for 2001 from 9.3% for 2000.
     Sales and marketing expenses increased 49.3% to $101.6 million, or 15.5% of total revenue for 2001 from $68.1 million, or 15.0% of total revenue for 2000. This increase was primarily due to the growth in revenue as noted above.
     General and administration expenses increased 130.5% to $82.1 million, or 12.5% of total revenue for 2001 from $35.6 million, or 7.9% of total revenue for 2000. The costs in 2001 reflect special charges incurred during the fourth quarter of 2001 including an adjustment to customer and other receivables of $7.4 million and a write-down of certain information technology and other assets of $4.7 million. Excluding these adjustments in 2001, general and administration expenses increased as a result of a full year of costs for the integrated operations following the Scitex acquisition and internal costs incurred from the implementation of our enterprise resource planning system.

Restructuring and other charges
During 2001, we recorded restructuring expenses of $4.1 million for severance and related benefits costs for approximately 200 employees around the world in connection with a cost savings initiative. We also recorded business integration costs of $13.2 million in 2001. These costs related to legal, accounting, and severance costs associated with the Scitex asset purchase of approximately $2.7 million, inventory provisions relating to the alignment of product offerings of $7.7 million, external costs incurred on the integration of information systems of $1.7 million and other administrative costs of $1.1 million in 2001. Under U.S. GAAP, the inventory provisions noted above could not be treated as business integration costs and were reflected as an increase to cost of sales.
     Amortization of goodwill and other intangible assets increased to $74.3 million from $35.2 million in 2000. The substantial increase in the amortization of goodwill and intangible assets reflected a full year of amortization recorded on the goodwill and intangible assets acquired in 2000. These assets included the goodwill and intangible assets from the acquisitions of the Scitex prepress operations, Carmel Graphic Systems Inc. (‘Carmel’), and Intense Software Inc. (‘Intense’).

Write-down of goodwill and intangible assets
Due to the decline in business conditions in 2001, we realigned resources to focus on profit contribution, high growth markets, and core opportunities. Based upon our analysis, the net carrying amount of the goodwill and purchased intangible assets would not be recovered through estimated undiscounted future cash flows. As a result, charges of $92.3 million and $173.4 million were recorded related to the impairment of goodwill and purchased intangible assets, respectively. The impairment was measured as the amount by which the net carrying amount of these assets exceeded the estimated undiscounted future cash flows. These assets included the goodwill and purchased intangible assets from the acquisition of the Scitex prepress operations, Carmel and Intense. This charge was in addition to the ongoing amortization of goodwill and intangibles for the year ended 2001, as previously noted above.

Write-down of investments
In the fourth quarter of 2001, we undertook a comprehensive review of our long-term investments and determined that the financial and operational circumstances relating to most of these investments were materially and adversely different at September 30, 2001 than at the time the investments were originally made. As a result of the review, we determined the impairment in the carrying values of our long-term investments had occurred during the fourth quarter; and that the decline in value was other than temporary. Consequently, we recorded a write-down of our investments in the amount of $70.5 million. These write-downs included our investments in Printcafe and TDI Systems. However, we continue to maintain a strategic alliance with Printcafe as a key element in Networked Graphic Production.

Income taxes
Income tax expense decreased to $2.3 million for 2001 from $9.8 million for 2000. The decrease is due to lower earnings before income taxes in 2001 as compared to 2000.
     Our effective tax rates for 2001 and 2000 were 28.1% and 31.6%, respectively, excluding the impact of after-tax business integration costs and severance costs, goodwill and other intangible assets amortization, and write-down of intangible assets, goodwill, investments and future tax assets. The lower effective tax rate for 2001 compared to 2000 primarily reflected changes in the geographic earnings mix resulting from the realization of a full year of integrated operations resulting from the Scitex acquisition. Our earnings are subject to different tax rates in each of the countries in which we operate. A change in our overall tax rate can result when there is a change in the geographic earnings mix.
     With respect to our write-down of goodwill and other intangible assets of $265.7 million and write-down of investments of $70.5 million, for tax provision purposes, we have recorded valuation allowances against any tax recovery booked on these write-downs as we determined that it is likely that we would not be able to utilize the loss carry forward.

Management’s Discussion and Analysis	Creo Inc. Annual Report 2002

Quarterly reconciliation of adjusted results to Canadian GAAP

	First	Second	Third	Fourth	Full
2002	Quarter	Quarter	Quarter	Quarter	Year

Revenue	$139.5	$130.1	$131.8	$138.4	$539.9

Adjusted earnings (loss)	$(2.3)	$(1.0)	$0.6	$2.8	$0.1
Restructuring	(3.3)	—	(4.2)	(0.9)	(8.4)
Business integration costs	—	(0.3)	(0.3)	(0.2)	(0.8)
Goodwill and other intangible assets amortization	—	(0.1)	(0.1)	(0.1)	(0.3)
Equity loss on investments	—	—	(0.5)	(1.7)	(2.1)
Royalty arrangement	—	(15.8)	—	0.3	(15.5)
Tax related to reconciling items	0.6	0.1	1.7	0.4	2.7
Income (loss) under Canadian GAAP	(5.0)	(17.1)	(2.8)	0.6	(24.3)

	First	Second	Third	Fourth	Full
2001	Quarter	Quarter	Quarter	Quarter	Year

Revenue	$170.4	$172.9	$170.0	$143.2	$656.5

Adjusted earnings (loss)	$10.0	$12.8	$10.0	$(5.7)	$27.1
Restructuring	—	—	—	(4.1)	(4.1)
Business integration costs	(6.7)	(5.2)	(1.3)	—	(13.2)
Goodwill and other intangible assets amortization	(19.2)	(18.0)	(18.3)	(18.8)	(74.3)
Write-down of extraordinary accounts receivable, inventory and other assets	—	—	—	(15.3)	(15.3)
Write-down of goodwill, other intangible assets and investments	—	—	—	(336.2)	(336.2)
Tax related to reconciling items	2.2	0.5	0.3	(1.8)	1.2
Loss under Canadian GAAP	(13.7)	(9.9)	(9.3)	(381.9)	(414.8)

Application of critical accounting policies and estimates
Our consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. Estimates are used for, but not limited to, the accounting for the allowance for doubtful accounts, inventory provisions, warranty provisions, lease recourse provisions, restructuring, and other costs. Actual results could differ materially from these estimates. Judgments, assumptions, and estimates used in the preparation of the consolidated financial statements have a significant impact on the following critical accounting policies.
     In estimating the allowance for doubtful accounts, we consider the age of the accounts receivable, our historical write-offs, and the collectibility of specific customer accounts. This takes into account the credit-worthiness of the customers, the economic conditions affecting the customers and the general economic conditions, among other factors. Should any of these factors change, the estimates made by us will also change, which could have an impact on the level of our future provision for doubtful accounts. Specifically, if the financial condition of our customers were to deteriorate, affecting their ability to make payments, additional provisions for doubtful accounts may be required, which would have an impact on our general and administrative expenses.
     We use various third-party vendor-leasing programs to assist our customers to finance the purchase of our products. Under these programs, we are required to repay a portion of the third parties’ potential losses up to a limit should our customers default on their financing arrangements. Our provisions are based on our estimate of the risk of loss from these potential occurrences. In estimating lease recourse obligations, we consider our historical default experience, the economic conditions of the customers and general economic conditions, among other factors. Should any of these factors change, the estimates made by us will also change. Specifically, if the financial condition of our customers were to deteriorate, affecting their ability to make payments, additional provisions for lease recourse obligations may be required, which would have an impact on our general and administrative expenses.
     We value our inventory at the lower of cost and estimated market value. We assess the need for an inventory provision based on historical usage and our estimates about future customer demand for our products. We also identify specific inventory, which may be determined slow-moving or obsolete, and apply our estimates for inventory provisions. If market conditions in our industry or the economy declines, or our future demand does not materialize as anticipated, additional inventory provisions may be required which would have an impact on our gross margin.
     In establishing the accrued warranty liability, we estimate the likelihood that products sold will be subject to warranty claims. In making such determinations, we use estimates based on the nature, and terms of the contract and past experience of the product. If we were to experience an increase in warranty claims compared with our historical experience, or costs of servicing warranty claims were greater than the expectations on which the accrual had been based, our gross margin could be adversely affected.
     In calculating the cost to exit our excess facilities we estimate for each location the amount to be paid in lease termination payments, the future lease and operating costs to be paid until the lease is terminated, and the amount, if any, of sublease revenues. To form our estimates for these costs we perform an assessment of the

Management’s Discussion and Analysis	Creo Inc. Annual Report 2002

affected facilities and consider the current market conditions for each site. Our assumptions on either the lease termination payments, operating costs until terminated, or the offsetting sublease revenues may turn out to be incorrect and our actual cost may be materially different from our estimates.
     Other significant accounting policies, not involving the same level of uncertainties as those discussed above, are nevertheless important to an understanding of our financial statements. See note 1 to the consolidated financial statements which discusses all our material accounting policies.

Foreign exchange
We transact business in a variety of foreign currencies. The majority of our revenue is received in U.S. dollars and Euro with a significant portion of our expenses incurred in Canadian dollars and Israeli shekels. As a result, a depreciation in the value of the Euro or an appreciation in the value of the Canadian dollar or Israeli shekel relative to the U.S. dollar could adversely affect our operating results.
     We hedge a portion of our exposure to monetary assets and liabilities denominated in non-functional currencies using forward foreign exchange contracts. Foreign currency translation gains and losses arising from normal business operations are credited to or charged against other income for the period incurred. As at September 30, 2002, we had approximately $20.5 million of forward foreign exchange contracts outstanding compared to $50.1 million as at September 30, 2001.

Information regarding forward-looking statements
Certain statements made by Creo in this annual report, and in other public statements that refer to this section, including without limitation certain statements contained in the section of this annual report entitled Management’s Discussion and Analysis of Financial Condition and Results of Operations which are not historical facts, are so-called forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These include statements about management’s expectations, beliefs, intentions or strategies for the future, which are indicated by words such as anticipates, intends, believes, estimates, forecasts, expects or similar words. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not guarantees of future performance. All forward-looking statements reflect management’s current views with respect to future events and are subject to certain risks, uncertainties, and assumptions. Some, but not all, of the important factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements are outlined below. Other risks and uncertainties are identified and discussed elsewhere in this annual report and from time to time in our filings with Canadian and U.S. regulatory authorities.

Risk factors
Our business is subject to significant risks and past performance is no guarantee of future performance. Fluctuations in the performance of our business may cause our share price to fluctuate and adversely affect the performance of our shares. Some of the risks we face are:

Economic: Changes in general economic, financial or business conditions may adversely affect our business or the markets in which we operate.

Bad debts: Although we believe we maintain an adequate reserve for bad debts, a deterioration in general economic conditions may result in an increase in customers that are unable to meet their obligations as they come due and may negatively impact our operating results.

Leasing: A growing portion of our sales are subject to lease financing which is primarily provided under leasing programs that have been arranged with third-party leasing companies. Under these programs, we remain responsible for remarketing and refurbishing any equipment that is returned at the expiry of the lease or upon default of the customer. In addition, for customers that default on their lease obligations, we are required to repurchase the lease receivables from the leasing company, subject to the limits established under the leasing programs. Although we have taken reserves for such bad debts, actual defaults, and our ability to recover the outstanding amounts owed could exceed our reserves. The remarketing of used equipment as a result of a customer default and as a result of expired leases may saturate the demand for our products and compete with the sale of new products, resulting in reduced revenues and gross margins for our products and services. Any of these factors could negatively impact our operating results.

Operating changes: Our efforts to consolidate operations may not proceed as anticipated and may result in some lost productivity and uncertainty among customers which would negatively impact our revenues and operating results. If there are rapid changes in our business for whatever reason, we may be unable to scale our operations sufficiently and on a timely enough basis to avoid affecting our results or impairing our capital resources.

Regional conflicts: We have significant research and development, engineering and manufacturing operations, and some administrative operations located in Canada, the U.S. and Israel, and have significant sales and administrative operations in the European Economic Community, Japan and the Asia-Pacific region, and will therefore be affected by economic, political and military conditions in those regions. In addition, these operations are heavily dependent upon shipment of components and products among our operations. We have a contingency plan to minimize the impact on operations in such circumstances, but nonetheless they could be adversely affected if major hostilities occur in the Middle East or any other region that we have significant operations in or if trade or the movement of components or products were to be curtailed or interrupted.

Labor unrest: Our operations depend on our employees, and a labor dispute or work stoppage by a group of our employees may disrupt our manufacturing, distribution or customer service operations. Although Creo has enjoyed and continues to strive for a good relationship with Creo’s employees, we may experience work action by our employees in the future which could be disruptive to our operations, and which could negatively affect our ability to generate revenue and thus impact our profitability. As well, regulatory agencies have the ability to intervene on behalf of aggrieved employees or to take protective action without a complaint on behalf of employees, particularly with respect to the salary reduction program Creo and its employees implemented in calendar 2002, and if such action were taken may undermine the salary reduction program and make it difficult to realize the anticipated cost savings.

Increased competition: As demand for digital prepress solutions matures, direct competition among providers of these solutions is likely to intensify, and this in turn is likely to result in price reductions including discounts from bundling with consumables, reduced gross margins, longer sales cycles, and reduced market share, all of which would harm our business and results of operations. In addition, successful new product introductions or enhancements by our competitors could reduce the sales or market acceptance of our products and services, initiate intense price competition or make our products obsolete.

Management’s Discussion and Analysis	Creo Inc. Annual Report 2002

Penetration to smaller printers: Our computer-to-plate solutions have thus far been adopted principally by mid-sized to large commercial printers. While we have demonstrated success in persuading smaller printers to adopt our solutions, we will have to continue this effort to ensure revenue growth.

Deferred capital spending: Changes in economic, financial or business conditions may cause our customers to delay or defer purchasing decisions, which would negatively impact our revenues and operating results.

Supply constraints: Because there are a limited number of potential suppliers of certain key components of our products, including components of our thermal imaging heads, and components embedded in our software and firmware, it may be difficult for us to find qualified suppliers, to replenish our inventories of these components on a timely basis. If we encounter interruptions or delays of supply or price variations in these components, this could cause our operating results to suffer.

Strategic relationships: Plate suppliers and press manufacturers assist us in developing our technology, facilitating broad market acceptance of our products, and enhancing our sales, marketing and distribution capabilities. If we are unable to maintain our existing strategic alliances and to establish new ones, we would lose these additional capabilities, our products might be less attractive to our potential customers, and our operating results could be negatively affected.

Heidelberg OEM: The Original Equipment Manufacturing Agreement as of May 18, 2000 that we have with Heidelberg provides for the sale, distribution and support for certain products and components. The sales and revenue from those products for the rest of the OEM relationship may be less than they are currently.

OEM and bundling agreements: The past revenue under various original equipment manufacturing agreements and bundling agreements with other suppliers, particularly our digital offset press and print on-demand systems, may be less than it has been, in the past and is dependent on the success of the other manufacturers’ products that our products are integrated or bundled with.

Senior executives: Our ability to maintain our competitive position depends to a significant extent on the efforts and abilities of our senior management, particularly Amos Michelson, our Chief Executive Officer; and Dan Gelbart, our President and Chief Technology Officer. Their managerial, technical, and other services would be difficult to replace, and if we lose the services of one or more of our executive officers, or if one or more of them decide to join a competitor or otherwise compete directly or indirectly with us, our business would be seriously harmed. In addition, our ability to develop, market, and sell our products and services and to maintain our competitive position depends on our ability to attract, retain, and motivate highly skilled technical, sales and marketing and other personnel. If we fail to recruit or retain these personnel, our ability to develop new products and provide service could suffer.

Intellectual property rights: Despite our efforts, our intellectual property rights, particularly our existing or future patents, may be invalidated, circumvented, challenged, infringed, or required to be licensed to others. Furthermore, others may develop technologies that are similar or superior to our technology, duplicate or reverse-engineer our technology, or design around the patents that we own or license. We cannot be sure that the steps we take to protect our technology will prevent misappropriation or infringement. If we fail to protect our technology so that others may copy or use it, we would be less able to differentiate our products and our revenues will decline. If an infringement claim is filed against us, we may be prevented from using certain technologies, curtailing or disrupting the sale and supply of affected products and we could incur substantial costs in defending ourselves and our customers against the claim. In the event of an infringement claim, we may be required to obtain one or more licenses from third parties, which may not be obtainable at a reasonable cost or at all. If we fail to obtain a license we could incur substantial liabilities and be forced to suspend the marketing and sale of the challenged products.

Product liability: Our products and some of the key components supplied to us by other companies incorporate complex imaging technology, software, and hardware. Despite rigorous testing, undetected errors, defects, design flaws or bugs may produce defective goods or cause failures at any time. We may not be able to sell our products if they have reliability, quality, or compatibility problems. Moreover such errors, defects or bugs can result in additional development costs, diversion of technical and other resources from our development efforts, warranty or general liability claims by our customers or others against us, or the loss of credibility with our current and prospective customers. A successful claim against us for an amount exceeding any insurance policy limits that may apply would force us to use our own resources to pay the claim and could materially impact our business.

New regions and markets: Penetration into new regions and introduction of new products may not proceed as planned and may adversely affect future revenues.

Technological change: The digital prepress market is characterized by rapid technological change, evolving industry standards, frequent new product introductions and enhancements, and changing customer demands. Accordingly, our future success will depend on our ability to invest significantly in research and development; to develop, introduce, and support new products and enhancements on a timely basis; and to gain market acceptance of our products. A number of companies, including Creo, are currently working with press manufacturers to develop products that use next-generation digital offset printing technology as a digital prepress solution. Although we expect that various digital prepress technologies, including computer-to-plate technology, will co-exist for the foreseeable future, digital offset printing products could in time replace or provide lower-cost alternatives to our existing computer-to-plate solutions, causing them to become obsolete. Recent innovations in xerography, and inkjet technology could make these technologies a more economic alternative to offset printing for short print runs. Breakthroughs in other technologies could be disruptive to offset printing and the printing industry generally such as advances in electronic paper or improved resolution of electronic tablet displays. We primarily fund our research and development with our own working capital generated from operations. If we were unable to fund our research and development at levels sufficient to develop our products and technology, it would be difficult for us to remain competitive.

Currency fluctuation: We receive revenue in U.S. dollars, the Euro and Japanese yen, therefore, appreciation of those currencies against the currencies used by our potential customers would make our products more expensive and therefore less attractive. In addition, a significant portion of our expenses are incurred in Canadian dollars and Israeli shekels and to a lesser extent, the Euro. Depreciation in the value of the U.S. dollar relative to the Canadian dollar, Israeli shekel or the Euro will adversely affect our operating results. As a result, currency fluctuations have caused and will likely continue to cause currency translation gains and losses.

Management’s Statement of Responsibility & Auditor’s Report	Creo Inc. Annual Report 2002

Management’s Statement
of Responsibility

The management of Creo Inc. (formerly Creo Products Inc.) is responsible for the preparation of the accompanying consolidated financial statements and the preparation and presentation of all information in the Annual Report. The consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in Canada and are considered by management to present fairly the financial position and operating results of the Company. Material differences to U.S. accounting principles are set out in note 21.

The Company maintains various systems of internal control to provide reasonable assurance that transactions are appropriately authorized and recorded, that assets are safeguarded, and that financial records are properly maintained to provide accurate and reliable financial statements.

The Company’s audit committee is composed entirely of non-management directors and is appointed by the Board of Directors annually. The committee meets periodically with the Company’s management and independent auditors to review financial reporting matters and internal controls and to review the consolidated financial statements and the auditors’ report. The audit committee reported its findings to the Board of Directors, who have approved the consolidated financial statements. The Company’s independent auditors, KPMG LLP, have examined the consolidated financial statements and their report follows.

Auditors’ Report
to the Shareholders

To the Shareholders of Creo Inc.

We have audited the consolidated balance sheets of Creo Inc. (formerly Creo Products Inc.) as at September 30, 2002 and 2001 and the consolidated statements of operations and retained earnings (deficit) and cash flows for each of the years in the three-year period ended September 30, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2002 in accordance with Canadian generally accepted accounting principles.

Amos Michelson Chief Executive Officer	Chartered Accountants Vancouver, Canada November 12, 2002

Mark Dance Chief Financial Officer and Chief Operating Officer November 12, 2002

Management’s Statement of Responsibility & Auditor’s Report	Creo Inc. Annual Report 2002

Creo Inc. (formerly Creo Products Inc.)
Consolidated Balance Sheets
(In thousands of U.S. dollars)

September 30,	2002	2001

Assets
Current assets:
Cash and cash equivalents	$70,671	$60,241
Accounts receivable	117,989	140,551
Other receivables	30,974	27,041
Income taxes receivable	5,073	—
Inventories (note 4)	91,799	99,438
Future income taxes (note 14)	16,919	11,034

	333,425	338,305
Investments (note 5)	11,625	—
Capital assets, net (note 6)	109,939	111,768
Goodwill and other intangible assets, net (note 7)	3,971	—
Other assets	20,161	24,005
Future income taxes (note 14)	16,084	13,629

	$495,205	$487,707

Liabilities and shareholders’ equity
Current liabilities:
Short-term debt (note 8)	$16,440	$19,298
Accounts payable	59,682	60,707
Accrued and other liabilities (note 9)	61,549	54,928
Income taxes payable	—	2,286
Future income taxes (note 14)	1,200	1,200
Deferred revenue and credits	53,441	48,067

	192,312	186,486
Long-term liabilities (note 10)	14,136	—
Future income taxes (note 14)	4,812	2,556

	211,260	189,042

Shareholders’ equity
Share capital (note 11)	696,193	691,955
Contributed surplus	2,060	2,060
Foreign currency translation adjustment	4,425	(919)
Deficit	(418,733)	(394,431)

	283,945	298,665

	$495,205	$487,707

Commitments and contingencies (note 18)
Subsequent event (note 22)
See accompanying notes to consolidated financial statements.

On behalf of the Board:

Charles E. Young Director	Douglas A. Brengel Director

Notes to Consolidated Financial Statements	Creo Inc. Annual Report 2002

Creo Inc. (formerly Creo Products Inc.)
Consolidated Statements of Operations and Retained Earnings (Deficit)
(In thousands of U.S. dollars, except per share amounts)

Years ended September 30,	2002	2001	2000

Revenue:
Product	$336,329	$447,241	$335,535
Service	158,986	161,753	94,654
Consumables	44,537	47,533	23,095

	539,852	656,527	453,284
Cost of sales	306,581	378,176	252,765

Gross profit	233,271	278,351	200,519

Research and development, net (note 12)	73,378	79,048	42,376
Sales and marketing	97,893	101,632	68,055
General and administration	67,259	82,134	35,634
Other expense (income)	(5,397)	258	(341)
Restructuring (note 13(a))	8,376	4,081	—

Operating income (loss) before undernoted items	(8,238)	11,198	54,795
Royalty arrangement (note 10)	15,530	—	—
Business integration costs (note 13(b))	764	13,150	10,845
Goodwill and other intangible assets amortization	309	74,314	35,248
Write-off of goodwill and other intangible assets (note 7)	—	265,700	—
Write-off of investments (note 5)	—	70,470	—

Earnings (loss) before income taxes, equity loss and minority interest	(24,841)	(412,436)	8,702
Income tax (recovery) expense (note 14)	(2,680)	2,319	9,811
Equity loss	2,141	—	967
Minority interest	—	—	(646)

Net loss	$(24,302)	$(414,755)	$(1,430)
Loss per common share:
Basic and diluted, Canadian GAAP (note 15)	$(0.49)	$(8.56)	$(0.04)

Basic and diluted, U.S. GAAP (restated, note 21(a))	$(0.74)	$(7.72)	$(1.31)

Retained earnings (deficit), beginning of year	$(394,431)	$20,324	$21,754
Net loss	$(24,302)	(414,755)	(1,430)

Retained earnings (deficit), end of year	$(418,733)	$(394,431)	$20,324

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements	Creo Inc. Annual Report 2002

Creo Inc. (formerly Creo Products Inc.)
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

Years ended September 30,	2002	2001	2000

Cash provided by operations:
Net loss	$(24,302)	$(414,755)	$(1,430)
Items not affecting cash:
Amortization	20,988	97,279	48,730
Equity loss	2,141	—	967
Future income taxes	(6,084)	(9,867)	(14,724)
Royalty arrangement	15,530	—	—
Restructuring	1,746	—	—
Write-off of goodwill and intangible assets and investments	—	336,170	—
Minority interest	—	—	(646)
Other	1,004	2,298	23

	11,023	11,125	32,920
Changes in non-cash working capital:
Accounts receivable	25,577	40,744	(18,444)
Other receivables	(3,432)	10,788	(16,263)
Inventories	9,114	41,886	10,936
Accounts payable	1,452	(33,939)	37,659
Accrued and other liabilities	(2,497)	(11,274)	(37,225)
Income taxes	(7,359)	(4,079)	2,899
Deferred revenue and credits	7,509	(6,774)	(10,336)

	30,364	37,352	(30,774)

	41,387	48,477	2,146
Cash used in investing:
Business acquisitions (note 2)	—	—	10,330
Purchase of intangible assets (note 7)	(2,100)	—	—
Purchase of investments	(24,777)	(5,000)	(45,000)
Proceeds from investments	11,800	—	—
Purchase of capital assets	(19,355)	(32,116)	(28,784)
Proceeds from sale of capital assets	392	290	1,355
Other	906	(2,802)	1,397

	(33,134)	(39,628)	(60,702)

Cash provided by financing:
Proceeds from shares issued	4,238	7,259	8,772
Share-purchase loans	—	—	2,345
Proceeds from issue of subsidiary shares to minority interest	—	—	6,887
Increase (decrease) in short-term debt	(2,544)	2,283	(10,504)
Increase (decrease) in long-term liabilities	275	—	(6,660)

	1,969	9,542	840

Effect of foreign currency exchange rates on cash and cash equivalents	208	(3,509)	—

Increase (decrease) in cash and cash equivalents	10,430	14,882	(57,716)
Cash and cash equivalents, beginning of year	60,241	45,359	103,075

Cash and cash equivalents, end of year	$70,671	$60,241	$45,359

Supplementary information:
Income taxes paid	$5,946	$11,243	$7,373
Interest paid	426	234	3,889
Non-cash transactions:
Common shares and options issued for business acquisitions	$—	$—	$519,350
Common shares issued for investments	—	20,470	—
Exercise of options issued on acquisition	—	66	—

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements	Creo Inc. Annual Report 2002

Notes to Consolidated
Financial Statements
(Amounts in thousands of U.S. dollars, except share and per share amounts)

Creo Inc. (formerly Creo Products Inc.) (‘the Company’) was incorporated under the laws of Canada and its principal business activities include the development and manufacture of digital solutions for the graphic arts industry. The Company’s principal customers are in the United States (‘U.S.’), Europe, and Asia-Pacific.

1.   Significant accounting policies

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which, in the case of the Company, materially conform with those established in the U.S. except as explained in note 21.

(a)   Basis of consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated.
     Interests in joint ventures are recognized in the Company’s consolidated financial statements using the proportionate consolidation method.
     The equity method of accounting is used to account for investments in companies over which significant influence is exercised and the Company is entitled to vote 50% or less of the voting shares. Under the equity method, the original cost of the shares is adjusted for the Company’s share of post-investment earnings or losses and dividends.
     Investments in companies, where significant influence is not exercised, are carried at cost.

(b)   Use of estimates
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts reported in these financial statements and notes thereto. Significant areas of estimate relate to the inventory obsolescence provision, allowance for doubtful accounts, provision for recourse on lease guarantees, provision for potential retrofits on installed equipment, impairment of investments, goodwill and other intangible assets, and future income tax asset valuation allowance. Actual results could differ from those estimated.

(c)   Cash and cash equivalents
Cash equivalents include short-term deposits, which are all liquid securities with a term to maturity of three months or less when acquired. Of this balance, $2,000 is restricted relating to the cross-currency interest rate swap (note 16) and $1,975 is restricted for a corporate purchase card program and other items.

(d)   Inventories
Inventories are valued at the lower of cost and net realizable value. Costs of materials and consumables are determined on a weighted average basis. Work-in-progress and finished goods inventories include materials, direct labor, and production overhead. Inventories are recorded net of any obsolescence provisions.

(e)   Capital assets
Capital assets are stated at cost less applicable tax credits.
     Amortization of capital assets is recorded on a declining-balance basis at the following annual rates:

Building	4–5%
Leasehold improvements	Straight-line over term of respective leases
Equipment	20%
Computer software	33–100%
Furniture and fixtures	20%

     Computer and demo equipment are amortized on a straight-line basis over three years.
     The Company monitors the recoverability of long-lived assets, based on factors such as current market value, future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company’s policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the asset exceeds the undiscounted estimate of future cash flows from the asset.

(f)   Goodwill and other intangible assets
Goodwill, representing the difference between the cost of the acquired businesses and the fair value of their underlying net identifiable assets at the time of acquisition, is amortized straight-line over 5 years. For acquisitions completed subsequent to June 30, 2001, under the Canadian Institute of Chartered Accountants’ (‘CICA’) recommendations in Handbook Section (‘HB’) 1581,“Business Combinations”, and certain provisions of HB 3062 “Goodwill and Other Intangible Assets,” goodwill is no longer amortized and is subject to an annual impairment test.
     Acquired technology and other intangible assets are stated at cost and amortized by the straight-line method over their estimated useful lives or periods ranging from 1 to 5 years.
     The Company monitors the recoverability of goodwill and other intangible assets, based on factors such as current market value, future asset utilization, business climate, and future undiscounted cash flows expected to result from the use of the related assets. The Company’s policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the asset exceeds the undiscounted estimate of future cash flows from the asset.
     In August 2001, the CICA issued HB 3062 “Goodwill and Other Intangible Assets.” Under HB 3062, goodwill and intangible assets having indefinite lives are not amortized and are tested for impairment at least annually and on initial adoption. Intangible assets with definite lives are amortized over their estimated useful lives. Effective October 1, 2002, the Company will adopt HB 3062.

(g)   Research and development
Research costs are expensed as incurred. Under Canadian generally accepted accounting principles, development costs are expensed as incurred unless they meet certain criteria for deferral and amortization. The Company has determined that none of the development costs

Notes to Consolidated Financial Statements	Creo Inc. Annual Report 2002

have met these criteria. Research and development costs are offset by funding from related development contracts. The Company has no obligation to repay the funds under these contracts. Development contracts involve the planning, development, and installation of a product to meet a specific customer’s needs. Funding from development contracts is recognized on the percentage of completion basis.

(h)   Foreign currency translation
The consolidated financial statements of the Company are presented and measured in U.S. dollars. The Company and its integrated subsidiaries translate monetary items to U.S. dollars at exchange rates in effect at the balance sheet date and non-monetary items at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at average rates for the period. Foreign exchange gains and losses are included in income.
     Self-sustaining operations’ assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated at average rates for the period. Any material corresponding foreign exchange gains and losses are deferred and disclosed separately as part of shareholders’ equity.

(i)   Revenue recognition
Revenue from products is recognized once a sales arrangement exists, delivery has occurred, the revenue is determinable and collectibility is reasonably assured which is upon shipment, installation or customer acceptance as appropriate in the circumstances in accordance with contractual terms.
     Certain customers finance their purchases from the Company through lease arrangements with third parties. Revenue is recognized once substantial risks of ownership are transferred to the buyer upon shipment, installation or acceptance in accordance with contractual terms with an appropriate provision for lease guarantees.
     Revenue from service contracts is recognized as the services are provided.
     Revenue from consumables is recognized upon shipment.

(j)   Warranty costs
The Company accrues warranty costs upon the recognition of related revenue, based on the Company’s best estimates, with reference to past experience.

(k)   Investment tax credits
Investment tax credits are accounted for using the cost reduction method whereby such credits are deducted from the expenditures or assets to which they relate, when there is reasonable assurance that the investment tax credit will be received.

(l)   Income taxes
The Company recognizes and measures, as assets and liabilities, income taxes currently payable or recoverable as well as future taxes, which will arise from the realization of assets or settlement of liabilities at their carrying amounts which differ from their tax bases. Future tax assets and liabilities are measured using substantially enacted or enacted tax rates expected to apply to taxable income in the years in which such temporary differences are expected to be recovered or settled. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered more likely than not. Future tax classifications are netted except to the extent that they cannot be offset due to different tax jurisdictions.

(m)   Stock-based compensation plans
The Company has two stock-based compensation plans, which are described in note 11(c). No compensation expense is recognized for these plans when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

(n)   Advertising costs
The Company expenses advertising costs as incurred.

(o)   Earnings (loss) per share
Basic earnings (loss) per common share is calculated by dividing the earnings (loss) for the year by the weighted average number of common shares outstanding during the year.
     Diluted earnings (loss) per share is calculated by dividing net earnings (loss) applicable to common share holders by the sum of the weighted average number of common shares outstanding used in the basic earnings per share calculation and the number of common shares that would be issued assuming conversion of all potentially dilutive common shares outstanding using the treasury stock method.

(p)   Comparative figures
Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current year.

2.   Business acquisitions

(a)   The graphic arts business of Scitex Corporation Ltd. (“Scitex Business”)
On January 17, 2000, the Company entered into an asset purchase agreement with Scitex Corporation Ltd. (‘Scitex’) to acquire the Scitex Business in exchange for 13,250,000 common shares of the Company reduced by certain purchase price adjustments of $4,898. The Scitex Business designs, manufactures and markets prepress and print-on-demand solutions for the graphic arts industry. Upon completion of this transaction, Scitex entered into a five-year standstill agreement which, amongst other things, includes restrictions on acquiring additional shares of the Company, as well as customary transfer, voting and other restrictions.
     The Scitex Business includes shares and assets of various Scitex subsidiaries, and all of the tangible and intangible assets used in the Scitex Business. In addition, the Company assumed certain liabilities of the Scitex Business. The Company completed the acquisition on April 4, 2000.
     The acquisition of the Scitex Business has been accounted for using the purchase method of accounting and the results of operations have been consolidated from the date of acquisition. The purchase price allocation has been assigned to the specific assets acquired and liabilities assumed as follows:

Cash	$18,575
Current assets (excluding cash)	257,641
Capital assets	51,238
Other assets	2,495
Goodwill and other intangible assets (note 7)	354,590

684,539
Current liabilities	(170,332)
Future income taxes	(7,982)

Purchase price	$506,225

Notes to Consolidated Financial Statements	Creo Inc. Annual Report 2002

     The purchase price was comprised of the following:

13,250,000 common shares	$501,182
Options issued to former Scitex Business employees	2,164
Purchase price adjustments	(4,898)
Acquisition costs	7,777

$506,225

     The options issued to former Scitex Business employees were valued based on the fair market value of the options as at the acquisition date of the Scitex Business and have been reflected as contributed surplus in the consolidated balance sheet.

(b)   Other acquisitions
On May 11, 2000, the Company acquired 100% of the issued shares of Carmel Graphics Systems Inc. (‘Carmel’) for cash of $4,271 and 115,835 shares of the Company, aggregating approximately $8,000. Carmel supplied the business-to-business marketplace with customizable hardware and software that can be integrated as portals into users’ corporate websites. Users typically include desktop publishing, prepress, and print-on-demand professionals.
     On May 12, 2000, the Company acquired the assets of MediaTech Pty Ltd. (‘MediaTech’) for cash of $884. MediaTech is a distributor of the Company’s equipment in Australia.
     On May 30, 2000, the Company acquired the assets of Intense Software Inc. (‘Intense’) for cash of $934 and 467,654 shares of the Company, aggregating approximately $13,000. Intense develops and markets software for graphic designers, business users and printing professionals.
     The acquisitions of Carmel, MediaTech and Intense have been accounted for using the purchase method of accounting and the results of operations have been consolidated from the dates of acquisition. The purchase price allocation has been assigned to the specific assets acquired and liabilities assumed as follows:

Current assets	$1,253
Capital assets	469
Goodwill and other intangible assets	17,438
Future income taxes	3,093

22,253
Current liabilities	(160)

Purchase price	$22,093

     The aggregate purchase price was comprised of the following:

Cash	$6,089
583,489 common shares	16,004

$22,093

     On July 1, 2000, the Company acquired an additional 1% of Creo Japan Inc. (‘Creo Japan,’ formerly Nihon CreoScitex Ltd.) for a nominal amount, resulting in the Company owning 51% of Creo Japan. On January 1, 2001, the Company purchased an additional 22,740 shares of Creo Japan for a nominal amount, increasing the Company’s shareholdings to 81% ownership in the entity. This increase in ownership coincided with an increase in the level of the short-term debt guaranteed by the Company. The acquisition of the additional interests was accounted for using the purchase method of accounting and the results of operations have been consolidated from the date of acquisition.
     On October 1, 2001, the Company purchased an additional 14,212 shares of Creo Japan for a nominal amount, increasing the Company’s shareholdings to 100% ownership in the entity. The acquisition was accounted for using the purchase method of accounting and resulted in an additional $2,180 of goodwill. In accordance with the Company’s accounting policy disclosed in note 1(f), this goodwill has not been amortized since acquisition.

3.   Joint venture

In 1997, the Company entered into a 50% owned unincorporated joint venture with Heidelberger Druckmaschinen AG(‘Heidelberg’) with respect to the design, manufacture and marketing of certain digital prepress equipment. The consolidated financial statements include amounts representing the Company’s proportionate share of the operations and cash flows of the joint venture prior to termination of the agreement in May 2000; accordingly, no amounts were included in the results of operations or cash flows in 2002 and 2001. During the year ended September 30, 2000, the Company’s proportionate share of the operations of the joint venture were revenues and cost of sales of $67,082 and $31,183, respectively, gross profit of $35,899, and research and development expenses of $3,695. Cash provided by operating activities in 2000 was $32,204.
     On termination of the joint venture, the companies entered into an original equipment manufacture (‘OEM’) relationship on those products that were formerly in the joint venture. Under this OEM relationship, Heidelberg has the right to continue to manufacture and sell these products through fiscal 2003. Under the OEM relationship, Heidelberg will no longer continue to fund research and development expenses on these products.

4.   Inventories

September 30,	2002	2001

Materials	$24,247	$31,984
Work-in-progress	12,051	12,199
Finished goods	23,916	24,529
Service materials	27,247	24,981
Consumables	4,338	5,745

	$91,799	$99,438

Notes to Consolidated Financial Statements	Creo Inc. Annual Report 2002

5.   Investments

September 30,	2002	2001

Printcafe Software, Inc.	$10,625	$—
Other	1,000	—

	$11,625	$—

     During 2001, the Company performed comprehensive reviews of its investments in Printcafe Software, Inc. (‘Printcafe,’ formerly printCafe, Inc.) and TDI Systems, Inc. (‘TDI Systems, ’formerly Creo Ltd.). Based upon the reviews, the Company determined that the financial and operational circumstances relating to these investments were materially and adversely different as at September 30, 2001 than at the time the investments were originally made. The Company determined that the net carrying values of these investments exceeded their market values and that the decline in values was other than temporary in nature. As a result, the Company recorded a write-down in values totaling $70,470.
     In December 2001, the Company entered into a long-term debt facility arrangement with Printcafe under which the Company advanced $23,627 to Printcafe in January 2002. Effective January 2, 2002, the Company began accounting for the investment under the equity method because it was able to exercise significant influence over Printcafe.
     In June 2002, Printcafe repaid $11,800 of the outstanding loan principal from the long-term debt facility in addition to approximately $1,400 in interest and $3,700 in prepayment fees. The prepayment fees are being amortized over the remaining term of the loan. The Company in turn invested $3,700 in Printcafe common stock, resulting in an aggregate equity interest of 30.07%. Under the revised long-term debt facility arrangement, the remaining principal balance of $11,800 is due by January 2004 and bears interest of 4% per annum. The principal is offset by $3,233 of unamortized prepayment and other fees. The Company’s remaining equity investment in Printcafe is approximately $2,058.
     During the year, the Company received in total $3,012 of interest income relating to Printcafe. This amount is comprised of interest with respect to the long-term debt facility arrangement with Printcafe, and amortization of the prepayment fees noted above.
     In August 2002 the Company advanced $1,000 to ScenicSoft, Inc. (‘ScenicSoft’), in return for a secured promissory note bearing interest at 7% per annum, maturing on March 31, 2003. Subsequent to September 30, 2002, the Company purchased 100% of the outstanding common shares of ScenicSoft (note 22).

6.   Capital assets, net

		Accumulated	Net book
September 30, 2002	Cost	amortization	value

Land	$21,205	$—	$21,205
Building	42,300	6,840	35,460
Leasehold improvements	6,934	3,384	3,550
Equipment	57,365	27,644	29,721
Computer and demo equipment	24,820	23,650	1,170
Computer software	22,160	7,527	14,633
Furniture and fixtures	9,115	4,915	4,200

	$183,899	$73,960	$109,939

		Accumulated	Net book
September 30, 2001	Cost	amortization	value

Land	$21,205	$—	$21,205
Building	41,503	4,926	36,577
Leasehold improvements	6,203	2,157	4,046
Equipment	55,798	22,360	33,438
Computer and demo equipment	21,098	16,314	4,784
Computer software	14,054	7,230	6,824
Furniture and fixtures	8,652	3,758	4,894

	$168,513	$56,745	$111,768

     In 2002, the Company wrote off $1,746 (2001—$3,717) of capital assets including office equipment, computer software and equipment, and leasehold improvements.
     Included in computer software are $13,742 of assets not amortized in 2002 because they were not yet in use at September 30, 2002.

7.   Goodwill and other intangible assets, net

September 30,	2002	2001

Acquired technology and other intangible assets	$2,100	$—
Goodwill	2,180	—

	4,280	—
Less accumulated amortization:
Acquired technology and other intangible assets	(309)	—

	(309)	—

	$3,971	$—

     During 2001, the Company performed an assessment of the carrying values of the goodwill and other intangible assets. The evaluation was performed due to negative changes in economic conditions and trends, as well as the Company’s planned direction for future operations and development. The conclusion of the assessment was that the decline in values was significant and other than temporary. Consequently, the Company recorded a $92,300 write-down of goodwill and a $173,400 write-down of other intangible assets, based on the amount by which the net carrying value of these assets exceeded the net recoverable amounts. The goodwill and intangible assets carrying value had primarily arisen on the Scitex Business combination disclosed in note 2. The net recoverable amount was determined based on estimated undiscounted net future cash flows from these assets.
     During 2002, the Company acquired intellectual property from TDI Systems for $2,100 relating to the graphic arts industry. This amount is being amortized over 5 years.
     Goodwill resulting from the acquisition of the remaining shares of Creo Japan in 2002 is not being amortized but is subject to an annual impairment test.

8.   Short-term debt

The Company has two revolving loans of $8,220 (¥1 billion) each (2001—$8,390 (¥1 billion) and $10,908 (¥1.3 billion)), bearing interest rates at 1.04% and 1.14% respectively (2001—0.99% and 1.7%, respectively). The loans are due on demand and are secured by letters of credit issued pursuant to our revolving credit facility. The Company repaid $2,544 of the loans in 2002 (2001—$nil).

Notes to Consolidated Financial Statements	Creo Inc. Annual Report 2002

     Currently, the Company has a $40,000 committed working capital facility. The Company has utilized approximately $18,600 of the facility for various letters of credit including those issued in support of the two revolving loans noted above.

9.   Accrued and other liabilities

September 30,	2002	2001

Wages and benefits	$34,098	$33,853
Retrofit liabilities	6,142	5,146
Royalties (note 18(a)(ii))	1,400	3,149
Royalty arrangement (note 10)	6,682	—
Lease recourse provision	7,496	4,241
Legal provisions and other	5,731	8,539

	$61,549	$54,928

10.   Long-term liabilities

In January 2002, the Company entered into an agreement for the fixed repayment of royalties to the Government of Israel’s Office of the Chief Scientist relating to grants received for research and development.
     Pursuant to the agreement, the Company will pay approximately $21,100 (95,432 shekels) in settlement of potential future royalty obligations. As a result of amounts having been previously accrued related to royalty obligations on these grants, the settlement has been reflected as a net charge of $15,530 for the year ended September 30, 2002. The liability is denominated in shekels, bears interest at 4% per annum linked to the Israeli consumer index and is repayable over 5 years with 10 semi-annual payments. At September 30, 2002, $13,328 of the outstanding amount is included in long-term liabilities and $6,682 is included in accrued and other liabilities. In September 2002, the Company entered into a cross-currency interest rate swap agreement related to this long-term liability (note 16(b)).
     The remaining $808 included in long-term liabilities relates to the long-term portion of restructuring provisions resulting from the Company’s consolidation of its North American operations during 2002 (note 13).

11.   Share capital

(a)   Authorized
The authorized capital of the Company consists of unlimited voting common shares without par value and an unlimited number of preferred shares issuable in series.

(b)   Issued and outstanding
There have been no preferred shares issued. Common shares issued and outstanding are as follows:

	Number of	Stated
	common shares	values

Outstanding, September 30, 1999	32,418,694	$138,202
Issued for acquisitions	13,833,489	517,186
Issued for cash from share options	1,086,518	8,772

Outstanding, September 30, 2000	47,338,701	664,160
Issued for investment	692,433	20,470
Issued for cash from share options	1,057,613	7,325

Outstanding, September 30, 2001	49,088,747	691,955
Issued on exercise of warrants	4,476	—
Issued for cash from share options	654,755	4,238

Outstanding, September 30, 2002	49,747,978	$696,193

(c)   Stock option plan
The Company has reserved 8,000,000 shares under the 1996 Stock Option Plan (Amended). On February 21, 2001, the shareholders approved an amendment to the plan. The amendment increased the number of common shares reserved for stock options by 4,000,000 common shares and a further 2,200,827 common shares to replenish the shares that were issued for exercised options under the original 1996 Stock Option Plan for an aggregate increase of 6,200,827 common shares, bringing the aggregate reserve to 12,000,000 options. The plan provides for the granting of stock options at the fair market value of the Company’s shares at the grant date. Options issued prior to June 2000 vest immediately and have a five-year term. Options issued after June 2000 have vesting provisions and have a five-year term. Stock option activity is presented below:

	Number of	Weighted
	common	average
	shares	exercise price

Outstanding, September 30, 1999	4,206,526	$8.16
Granted	7,149,416	24.95
Exercised	(1,086,518)	8.07
Cancelled	(141,566)	26.40

Outstanding, September 30, 2000	10,127,858	19.70
Granted	2,347,562	19.60
Exercised	(1,057,613)	6.45
Cancelled	(1,621,082)	22.48

Outstanding, September 30, 2001	9,796,725	19.67
Granted	6,049,485	10.11
Exercised	(654,755)	6.48
Cancelled	(6,056,389)	22.39

Outstanding, September 30, 2002	9,135,066	$12.39

Notes to Consolidated Financial Statements	Creo Inc. Annual Report 2002

     The options outstanding at September 30, 2002 expire between January 1, 2003 and September 19, 2007.
     The following table summarizes information about the Company’s share options outstanding at September 30, 2002:

	Options outstanding			Options exercisable

	Number	Weighted average
Range of	outstanding at	remaining contractual	Weighted average	Number exercisable at	Weighted average
exercise prices	September 30, 2002	life (years)	exercise price	September 30, 2002	exercise price

$2.37 — $6.55	179,798	3.8	$5.92	134,503	$5.75
$7.29 — $11.05	6,919,418	4.0	10.03	4,170,796	9.96
$11.27 — $15.76	185,720	4.3	12.77	41,589	12.95
$16.01 — $19.86	587,224	3.6	18.92	475,142	19.10
$20.14 — $28.72	1,118,783	2.9	22.24	568,276	22.95
$30.51 — $32.15	144,123	2.4	30.56	137,726	30.54

	9,135,066	3.8	$12.39	5,528,032	$12.52

(d)   Warrants
In 1997, the Company issued warrants to purchase 24,598 shares on or before June 2, 2002 as consideration for raising capital. The warrants may be exercised at $9.38 per warrant or exchanged into common shares under certain conditions. During the year ended September 30, 2002, the holder of the warrants exchanged the warrants held for 4,476 common shares of the Company.

12.   Research and development, net

Years ended September 30,	2002	2001	2000

Research and development expenses	$88,451	$94,749	$64,719
Research and development funding:
Development contract revenue	(7,058)	(6,808)	(9,604)
Investment tax credits	(8,015)	(8,893)	(12,739)

Research and development, net	$73,378	$79,048	$42,376

13.   Restructuring and business integration costs

(a)   Restructuring
During 2002, the Company recorded restructuring expenses of $8,376 (2001—$4,081; 2000—$nil) relating to consolidation of its North American operations including the cost of severance and related benefits for approximately 260 employees (2001—200 employees); reduction in excess facilities and related leasehold improvements. Changes in the accrued liabilities relating to these costs were as follows:

	Accrued				Accrued
	restructuring				restructuring
	opening		Non-cash	Cash	closing
Year ended September 30, 2002	balance	Expensed	portion	payments	balance

Severance and related benefits	$1,880	$3,726	$—	$(2,834)	$2,772
Lease termination costs and related capital asset write-downs	—	4,650	(1,746)	—	2,904

Total	$1,880	$8,376	$(1,746)	$(2,834)	$5,676

	Accrued				Accrued
	restructuring				restructuring
	opening		Non-cash	Cash	closing
Year ended September 30, 2001	balance	Expensed	portion	payments	balance

Severance and related benefits	$—	$4,081	$—	$(2,201)	$1,880

Total	$—	$4,081	$—	$(2,201)	$1,880

(b)   Business integration
During 2002, the Company also recorded business integration costs of $764 (2001—$13,150; 2000—$10,845) relating to implementation of a global Enterprise Resource Planning system. In 2001 and 2000 business integration costs included the write-off of discontinued inventory, implementation of the Enterprise Resource Planning system, and other costs relating to the realignment of resources due to the integration of the Scitex Business.

Notes to Consolidated Financial Statements	Creo Inc. Annual Report 2002

14.   Income taxes

Earnings (loss) before income taxes, equity loss and minority interest are as follows:

Years ended September 30,	2002	2001	2000

Canada	$(1,646)	$11,036	$47,544
Foreign	(23,195)	(423,472)	(38,842)

Total	$(24,841)	$(412,436)	$8,702

     The provision for (recovery of) income taxes consists of the following:

Years ended September 30,	2002	2001	2000

Current:
Canada	$645	$12,396	$22,939
Foreign	2,759	(210)	1,596

Total current expense	3,404	12,186	24,535

Future:
Canada	(892)	(211)	(1,390)
Foreign	(5,192)	(9,656)	(13,334)

Total future recovery	(6,084)	(9,867)	(14,724)

Total income tax expense (recovery)	$(2,680)	$2,319	$9,811

     Income tax rate:

Years ended September 30,	2002	2001	2000

Combined Canadian federal/provincial tax rate	42.6%	44.9%	45.6%
Increased (reduced) by:
Manufacturing and processing credits	(0.8)	0.4	(51.0)
Foreign exchange translation	1.0	(0.8)	3.5
Foreign tax rate differences	43.0	(17.6)	20.4
Goodwill amortization	(0.5)	(12.9)	64.1
Valuation allowance and tax rate changes	(66.4)	—	—
Amounts not deductible for tax and other	(8.1)	(14.6)	30.1

Effective rate	10.8%	(0.6)%	112.7%

     Temporary differences that give rise to the future income taxes are as follows:

September 30,	2002	2001

Current portion, future income tax benefit (liability):
Investment tax credit revenue	$1,362	$(2,267)
Revenue recognition	3,950	5,755
Accrued liabilities	27,959	12,854
Unrealized profit in inventory and reserves	20,887	22,604
Other	962	42

	55,120	38,988
Valuation allowance	(38,201)	(27,954)

Total current future income tax	$16,919	$11,034

September 30,	2002	2001

Long-term future income tax benefit:
Capital assets	$32,519	$21,049
Goodwill and other intangibles	225	326
Loss carryforwards	54,507	31,796
Investment in subsidiaries	1,994	1,000
Other	8,683	8,077

Total long-term future income tax benefit	97,928	62,248
Less: valuation allowance	(81,844)	(48,619)

Net long-term future income tax	$16,084	$13,629

September 30,	2002	2001

Current future income tax liability:
Withholding taxes	$(1,200)	$(1,200)

September 30,	2002	2001

Long-term future income tax liability:
Capital assets	$(3,325)	$(2,640)
Goodwill and other intangibles	(1,973)	(1,260)
Financing fees	385	833
Long-term debt	(450)	(450)
Other	551	961

Total long-term future income tax liability	$(4,812)	$(2,556)

     The valuation allowance for future income taxes as of September 30, 2002 was $120,045 (2001—$76,573). The net change in the total valuation allowance for the year ended September 30, 2002 was an increase of $43,472 (2001—$58,749) which arose from temporary differences from the following:

September 30,	2002	2001

Accounts receivable	$436	$838
Inventories	(1,407)	17,334
Accounts payable	11,218	9,782
Capital assets	11,272	21,130
Investments	994	1,000
Goodwill	—	294
Loss carryforwards	19,852	7,367
Income tax credits	1,263	—
Long-term liabilities	55	—
Other	(211)	1,004

	$43,472	$58,749

     At September 30, 2002, the Company has unrecognized investment tax credits totaling approximately $2,455 (2001—$2,280) available to reduce future Canadian federal income taxes. These tax credits expire in varying amounts to 2012.

15.   Earnings per common share

     The following table details the weighted average number of common shares outstanding:

Years ended September 30,	2002	2001	2000

Weighted average number of common shares outstanding — basic and diluted	49,528,285	48,472,272	39,428,764

     For the year ended September 30, 2002, options to purchase 9,135,066 (2001—9,796,725; 2000—10,127,858) common shares were outstanding during the year but were not included in the computation of diluted earnings per share as they were anti-dilutive. Also excluded from the calculation were warrants (2001—24,598; 2000—24,598). These securities were excluded from the calculation for all years presented as they were anti-dilutive.

16.   Financial instruments

(a) General
The Company operates internationally, which gives rise to significant exposure to market risks, mainly from changes in foreign exchange rates on monetary assets and liabilities in European currencies,

Notes to Consolidated Financial Statements	Creo Inc. Annual Report 2002

Canadian dollars, Israeli shekels and Japanese yen. Derivative financial instruments (‘derivatives’) are utilized by the Company to reduce these risks.
     The Company is exposed to losses in the event of non-performance by counterparties to the derivatives, but it does not expect any counter-parties to fail to meet their obligations, since the counterparties are major banks or brokers.

(b) Foreign exchange risk management
The Company uses foreign currency derivatives to mitigate the risks relating to foreign exchange changes on the operations of the Company. The Company’s derivative instruments are marked to market.
     In September 2002, the Company entered into a cross-currency interest rate swap (‘swap’) agreement which effectively converts the royalty arrangement entered into with the Israeli Government (note 10) to an obligation denominated in U.S. dollars, bearing interest at LIBOR less approximately 40 basis points. The swap will mature in September 2006.
     Significant amounts of the Company’s expenditures are denominated in Canadian dollars. Fluctuations in the exchange rate between Canadian and U.S. dollars could have a material effect on the Company’s business, financial condition, and results of operations. The Company has not entered into foreign currency contracts or other instruments to mitigate this risk.
     The notional amounts of the Company’s derivatives are as follows:

September 30,	2002	2001

Forward exchange contracts	$20,542	$50,072

Cross-currency interest rate swap	$20,000	$—

(c) Concentrations of credit risk
At September 30, 2002 and 2001, the Company held cash and cash equivalents, most of which were deposited with major banks. The Company considers the inherent credit risks to be remote.
     Most of the Company’s sales are made in the U.S. and in Europe, to a large number of customers. No customer accounts for 10% or more of the Company’s sales. Consequently, the exposure to concentrations of credit risks relating to individual customer receivables is limited. The Company performs ongoing credit evaluations of its customers and generally does not require collateral from its customers in Europe and in the U.S. In respect of certain sales to customers in emerging economies, the Company requires letters of credit.

(d) Fair value of financial instruments
The fair values of cash and cash equivalents, accounts receivable, other receivables, short-term debt, accounts payable, income taxes payable, accrued and other liabilities, and deferred revenue and credits approximate their carrying value due to their short maturities.
     The fair value of derivatives at September 30, 2002 is a liability of approximately $381 (2001—asset of $285) and was recorded in accrued liabilities and long-term liabilities. The fair value of the derivatives is determined based on a quoted market price or on the estimated amounts that the Company would receive or pay upon termination of the contracts at the reporting dates.

17.   Employee rights upon retirement

(a) Certain foreign labour laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The liability, based upon the length of service and the monthly salary, is mainly funded with severance pay and with insurance companies, for which the Company makes monthly payments.
     The amounts funded for the purchase of insurance policies for employees are reflected as plan assets since substantially all employees are entitled to irrevocably receive such funds under the terms of an employment contract or the employers’ policy and these insurance policies cannot ordinarily be withdrawn by the employer.
     The unfunded balance included in accrued liabilities is comprised of the following:

September 30,	2002	2001

In respect of foreign employees:
Liability	$21,403	$21,377
Less: plan assets	18,067	17,773

Unfunded balance	$3,336	$3,604

     Severance pay expenses for 2002 were $3,726 (2001—$4,391; 2000—$3,167).

(b) The U.S. entities offer 401(k) matching plans to all eligible employees. The U.S. entities matching contributions range from 1.5% to 6% of a participant’s qualifying earnings, depending upon years of service.

(c) Substantially all of the European entities make contributions to defined contribution pension plans administered by insurance companies.

18.   Commitments and contingencies

(a) Commitments
(i) Lease commitments
The Company is party to certain operating leases. These operating leases include the Company’s various leased office locations, and related office equipment. The future minimum lease payments as at September 30, 2002 are approximately as follows:

2003	$10,854
2004	6,732
2005	5,354
2006	4,587
2007	2,944
Thereafter	4,470

     Total rent expense for the year ended September 30, 2002 was $11,919 (2001—$11,231; 2000—$4,556).

(ii) Royalty commitments
At September 30, 2001, the Company was committed to pay royalties to the Government of Israel’s Office of the Chief Scientist based on 2% to 5% of sales of products in which the Government participated by way of research and development grants. The maximum amount payable was limited to the grants received. In January 2002, the Company entered into an agreement for the fixed repayment of royalties to the Government of Israel’s Office of the Chief Scientist relating to grants received for research and development (note 10).
     For the year ended September 30, 2002, the amount of royalties paid to the Government of Israel was $2,100 (2001—$4,200; 2000—$2,400).
     The Company is obligated to pay royalties to certain other parties, based on agreements which allow it to use technologies developed by these parties. Such royalties are based on the revenues from sales of products, which incorporate these technologies, or on quantities of such products sold.

Notes to Consolidated Financial Statements	Creo Inc. Annual Report 2002

(b) Contingencies
(i) Third-party financing
The Company has entered into certain agreements with third-party financing companies under which long-term financing (generally four to five years) is provided to customers in connection with their purchase of the Company’s equipment.
     Under the terms of the agreements, the third-party financing companies have recourse against the Company for a percentage of the outstanding balance, including interest, owed by the customer to the financing company, as defined in the contractual arrangements.
     As at September 30, 2002, the Company was contingently liable to the financing companies for approximately $18,000 (2001—$18,614). The Company has established provisions of $7,496 at September 30, 2002 (2001—$4,241), for potential losses which may be incurred in the event of default under the agreements. The level of provisions is determined based upon an analysis of the individual transactions, inherent risks and past experience.

(ii) Legal
Lawsuits have been filed against the Company, in the ordinary course of business. The Company intends to defend itself vigorously against these lawsuits. Management does not expect that the Company will incur significant expenses in excess of the provisions recorded as at September 30, 2002.

19.   Related party balances and transactions

During the years presented, the Company had business transactions with Printcafe (note 5) and Scitex. Scitex was a related company until December 2001. Sales to Scitex and its subsidiaries were at market price and in the normal course of business.

Years ended September 30,	2002	2001	2000

Transactions during the period:
Sales	$621	$11,087	$1,826
Expenses	25	—	393

September 30,	2002	2001

Balances at end of period
Trade receivable from Scitex	$1,371	$10,386
Trade payable to Scitex	(234)	(8,223)
Due from Scitex — non-interest bearing, included in other assets	18,234	17,207

20.   Segmented financial information

During the year ended September 30, 2002 the Company changed its segmented reporting to reflect the way management evaluates operating performance. This change resulted from the restructuring of the Company’s business during 2002. It is not practicable to present comparative information for fiscal years ended September 30, 2001 and 2000. As of September 30, 2002 the Company operates in three reportable economic segments: Americas, Europe, and Asia-Pacific. OEMand Other includes OEM businesses, research and development, other business activities and corporate functions. Segments are determined based on the regions where products are marketed.

     The accounting policies of the segments are the same as those described in note 1. The Company evaluates performance based on segment contribution, which includes net income from operations excluding financial income, taxes, and other items. Other items excluded from the performance evaluation are business integration and restructuring costs; royalty arrangement; equity losses; and intangible asset amortization for the year ended September 30, 2002.
     The Company accounts for inter-segment sales, cost of sales and transfers as if the sales or transfers were to third parties, however inter-segment sales and cost of sales are excluded from segment contribution in evaluating segment performance. The Company does not evaluate segment performance based on capital expenditures or assets employed.
     The following table sets forth information by segments for the year ended September 30, 2002:

				OEM
	Americas	Europe	Asia-Pacific	and Other	Total

External revenues	$222,907	$171,004	$63,187	$82,754	$539,852
Segment contribution	45,233	33,499	11,515	(95,506)	(5,259)
Reconciliation to net
loss:
Segment contribution					$(5,259)
Financial income					5,397
Other					(27,120)
Income tax recovery					2,680

Net loss					$(24,302)

     The Company generated revenue from the development and sale of digital prepress equipment to customers in the following geographic regions:

Years ended September 30,	2002	2001	2000

Canada	$17,802	$13,965	$10,578
U.S.	232,643	297,539	212,002
Europe	205,019	247,941	173,915
Asia-Pacific	66,714	77,169	39,698
Israel	7,877	12,136	6,642
Other	9,797	7,777	10,449

	$539,852	$656,527	$453,284

     The Company has capital assets, goodwill and other intangible assets located in:

Years ended September 30,	2002	2001

Canada	$63,247	$58,886
U.S	7,184	11,153
Europe	7,103	7,848
Asia-Pacific	4,250	1,736
Israel	30,916	31,111
Other	1,210	1,034

	$113,910	$111,768

21.   Differences between Canadian and United States
accounting principles and practices

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (‘Canadian GAAP’) which differ in certain respects from those principles and

Notes to Consolidated Financial Statements	Creo Inc. Annual Report 2002

practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (‘U.S. GAAP’).

(a) Statement of operations and retained earnings
(deficit) differences
The amounts in the consolidated statements of operations that differ from those reported under Canadian GAAP are as follows:

Years ended September 30,	2002	2001	2000

Net loss under Canadian GAAP	$(24,302)	$(414,755)	$(1,430)

Amortization of in-process research and development (a)(i)	—	10,816	(45,500)
Stock option compensation (a)(ii)	(12,299)	(4,111)	(5,689)
Income taxes (a)(i) and (a)(f)	—	(10,791)	7,524
Equity loss (a)(iii)	—	(43,675)	(6,677)
Write-off of investments (a)(iii)	—	50,352	—
Write-off of intangible assets and goodwill (f)	—	37,951	—

Net loss under U.S. GAAP (restated — note 21(a)(iii))	(36,601)	(374,213)	(51,772)
Retained earnings (deficit), beginning of year under U.S. GAAP (restated — note 21(a)(iii))	(404,231)	(30,018)	21,754

Deficit, end of year under U.S. GAAP (restated — note 21(a)(iii))	$(440,832)	$(404,231)	$(30,018)

Loss per share
Basic (restated — note 21(a)(iii))	$(0.74)	$(7.72)	$(1.31)

Diluted (restated — note 21(a)(iii))	$(0.74)	$(7.72)	$(1.31)

     Under U.S. GAAP, no subtotal would be provided for operating income before undernoted items in the consolidated statements of operations.

(i) Amortization of in-process research and development
Under U.S. GAAP, in-process research and development is written off immediately if it does not have any other alternative uses. Given the immediate write-off of the in-process research and development upon acquisition, there is no future income tax liability recorded for the amount. Under Canadian GAAP, in-process research and development is amortized over 5 years and a future income tax liability is recorded.

(ii) Stock option compensation
For U.S. GAAP purposes, the Company has elected to continue to apply the guidance set out in Accounting Principles Board Opinion No. 25, ‘‘Accounting for Stock Issued to Employees’’ (‘APB 25’) and related interpretations in accounting for its employee share options. Under APB 25, if the exercise price of the Company’s employee share option is below the market value of the underlying share on the date of the grant, APB 25 requires a stock compensation cost to be recognized. For the year ended September 30, 2002, the stock compensation cost was $12,299, including $10,623 relating to the acceleration of stock option compensation expense due to the cancellation of options.

(iii) Equity investment
Under U.S. GAAP, the equity method of accounting for the investment in Printcafe would have been applied retroactively, therefore net loss, basic and diluted net loss per share, comprehensive loss, and deficit would have been restated to reflect equity losses from previous periods. As a result of equity losses aggregating $50,352 that would have been recorded under U.S. GAAP, the write-off of Printcafe in 2001 would have been reduced by $50,352.

(b) Balance sheet differences
The amounts in the consolidated balance sheets that differ from those reported under Canadian GAAP are as follows:

	September 30, 2002		September 30, 2001
	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP

Contributed Surplus	$2,060	$29,243	$2,060	$30,648
Deferred stock compensation	$—	$(5,084)	$—	$(18,788)
Deficit (restated — note 21(a)(iii))	$(418,733)	$(440,832)	$(394,431)	$(404,231)

(c) Comprehensive loss — current periods:

Years ended September 30,	2002	2001	2000

Net loss under U.S. GAAP (restated — note 21(a)(iii))	$(36,601)	$(374,213)	$(51,772)
Other comprehensive income (loss):
Foreign currency translation adjustment	5,344	(919)	—

Comprehensive loss (restated — note 21(a)(iii))	$(31,257)	$(375,132)	$(51,772)

(d) Other comprehensive loss — accumulated balances:

Years ended September 30,	2002	2001	2000

Balance, beginning of year	$(919)	$—	$—
Foreign currency translation adjustment	5,344	(919)	—

Balance, end of year	$4,425	$(919)	$—

(e) Statement of cash flows differences
Under U.S. GAAP, no subtotal would be provided in the operating section of the consolidated statements of cash flows.

(f) Impairment of long-lived assets
Under Canadian GAAP, an impairment loss is calculated as the amount by which the carrying amount of the asset exceeds the undiscounted estimate of future net cash flows from the asset. Under U.S. GAAP, an impairment loss is calculated as the amount by which the net carrying amount of the asset exceeds the fair value of the asset which considers the discounted estimate of net future cash flows.
     During 2001, the Company reviewed the carrying values of the goodwill and other intangible assets and concluded that there were declines in the carrying values of these assets and that the declines were other than temporary (note 7). Consequently, the Company recorded a $89,995 write-down of goodwill and a $137,754 write-down of other intangible assets, based on the amount by which the net carrying values exceeded the fair values of these assets. The write-down amount under U.S. GAAP differed from the write-down recorded under Canadian GAAP as in-process research and development costs were immediately written off under U.S. GAAP while they were being amortized over a five-year period under Canadian GAAP and included in intangible assets. As well, there was no future tax liability attributed to the in-process research and development recorded under U.S. GAAP due to the immediate write-off.
     Fair value under U.S. GAAP was determined based on discounted net future cash flows for these assets. The cash flow periods used were the remaining lives of the assets, which was three and a half years. The discount rate used was 15%, and growth rates of 7 to 16%. The assumptions supporting the estimated future cash flows, including the discount rate and estimated growth, reflect management’s best estimates.

Notes to Consolidated Financial Statements	Creo Inc. Annual Report 2002

(g) Write-down of inventory
Under U.S. GAAP, write-down of inventory would be included in cost of sales. In 2001, the Company recorded $7,682 (2000—$nil) of inventory write-down in business integration costs. The adjusted cost of sales and restructuring and business integration costs for 2001 would have been $385,858 and $9,549 respectively under U.S. GAAP.

(h) Joint venture
The accounts of the Company’s joint venture investment were proportionately consolidated (note 3). Under U.S. GAAP, proportionate consolidation is not permitted. However, under rules promulgated by the U.S. Securities and Exchange Commission, a foreign registrant may, subject to the provision of additional information which is set out in note 3, continue to apply proportionate consolidation for purposes of registration and other filings, notwithstanding the departure from U.S. GAAP. Accordingly, the financial statements have not been adjusted to restate the accounting under U.S. GAAP.

(i) Pro forma information on stock-based compensation
Pro forma information regarding net earnings (loss) and earnings (loss) per share is required by Statement of Financial Accounting Standards No. 123 (‘FAS 123’), “Accounting for Stock-Based Compensation,” for U.S. GAAP. Had compensation cost for the Company’s share option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provisions of FAS 123, the Company’s net loss and loss per share under U.S. GAAP would have been adjusted for the fair value of stock options calculated by an option pricing model using the following assumptions:

Years ended September 30,	2002	2001	2000

Expected dividend yield	0%	0%	0%
Expected stock price volatility	61%	53%	72%
Risk-free interest rate	4.6%	4.2%	6.7%
Expected life of options	5 Years	5 Years	5 Years
Average fair value of options granted	$6.13	$14.91	$17.59

Years ended September 30,	2002	2001	2000

Net loss — under U.S. GAAP	$(36,601)	$(374,213)	$(51,772)
Fair value of options granted	(19,940)	(28,270)	(18,404)

Net loss — pro forma	$(56,541)	$(402,483)	$(70,176)

Basic loss per share — pro forma	$(1.14)	$(8.30)	$(1.78)

Diluted loss per share — pro forma	$(1.14)	$(8.30)	$(1.78)

For purposes of pro forma disclosure, the estimated fair value of the options is amortized over the options’ vesting period on a straight-line basis.

(j) Supplementary information:
(i) Accounts receivable are disclosed net of allowance for doubtful accounts as follows:

Years ended September 30,	2002	2001	2000

Charged to expenses, net	$10,827	$14,594	$3,219
Allowance for doubtful accounts, end of year	$14,556	$14,836	$16,167

(ii) In 2002 the advertising expense for the Company was $6,126 (2001—$6,694; 2000—$3,443).

(k) Recent pronouncements
In August 2001 the Financial Accounting Standards Board issued Statement No.143, “Accounting for Asset Retirement Obligations,” (‘SFAS 143’), which requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset and is effective for fiscal years beginning after June 15, 2002. The Company is currently evaluating the impact of adoption of this standard.
     In August 2001 the FASB issued Statement 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (‘SFAS 144’), which provides that long-lived assets to be disposed of by sale be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations and broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. Statement 144 is effective for fiscal years beginning after December 15, 2001. The Company is currently evaluating the impact of adoption of this standard.
     In May 2002 the FASB issued SFAS No. 145, “Recission of FASB Statements 4, 44, and 64, Amendment of FASB Statement No.13, and Technical Corrections” (‘SFAS 145’), which rescinds various pronouncements regarding early extinguishment of debt and allows extraordinary accounting treatment for early extinguishment only when the provisions of Accounting Principles Board Opinion 30, “Reporting the Results of Operations—Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” are met. The Company has not had early extinguishment of debt in fiscal 2002, 2001 or 2000.
     In July 2002 the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” (‘SFAS 146’). SFAS 146 applies to costs associated with an exit activity (including restructuring) or with a disposal of long-lived assets. Under SFAS 146, a company will record a liability for a cost associated with an exit or disposal activity when that liability is incurred and can be measured at fair value. SFAS 146 will require entities to disclose information about its exit and disposal activities, the related costs, and changes in those costs in the notes to the interim and annual financial statements that include the period in which an exit activity is initiated and in any subsequent period until the activity is completed. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002, with earlier adoption encouraged. The Company is currently evaluating the impact of adoption of this standard.

22.   Subsequent event

On October 24, 2002, the Company acquired all of the issued and outstanding shares of ScenicSoft for approximately $9,500 in a combination of cash, convertible notes, and an assumption of liabilities. Of the aggregate $9,500 to be paid by the Company, $4,000 is payable one year after the close of the transaction and is represented by unsecured, non-interest bearing, convertible promissory notes of the Company. The Company may convert these notes into common shares at an average closing price of the Company’s common shares for the ten days prior to October 24, 2003, the one-year anniversary of the closing of the transaction.

Corporate Governance	Creo Inc. Annual Report 2002

Corporate Governance

The Creo leadership team, board of directors and all of the employees of Creo are committed to maintain high standards of corporate governance. Creo believes that effective corporate governance is essential to the well being of the Company. For that reason Creo is in conformance with all corporate governance requirements of The Toronto Stock Exchange (‘TSX’) and the Nasdaq Stock Market. A point-by-point comparison of these guidelines with the Company’s governance procedures is contained in the Management Information Circular issued in connection with the 2003 annual general and special meeting.

Responsibilities
The board of directors is responsible to oversee the business and affairs of the Company, providing guidance and direction to management in order to attain corporate objectives and maximize shareholder value. The board’s strategic management process consists of an annual review of Creo’s business plan and budget, and quarterly reviews of and discussions with management relating to strategic and budgetary issues. The board reviews the principal risks inherent in Creo’s business, including financial risks, and assesses the systems established to manage those risks.

The board of directors, the audit committee, and the compensation, nominating and corporate governance committee of the board are each responsible for elements of corporate governance in accordance with their respective mandates. The compensation, nominating and corporate governance committee monitors and guides the corporate governance approach and practices of the Company. Directly and through its audit committee, the board also assesses the integrity of Creo’s internal financial controls and management information systems.

Composition
The board derives its strength from the background, diversity, qualities, skills, and experience of its members. Director nominees are selected for qualities such as business judgment; integrity; business, financial or professional expertise; international experience; and familiarity with technology industries. The directors are elected annually by the shareholders.

As of September 30, 2002, there were eight directors. One shareholder, Scitex Corporation Ltd., beneficially holds approximately 13% of the shares of the Company and holds one seat on the Creo board. Two directors are executive officers of Creo. Five directors (or approximately 60% of the total number of directors) are independent of the Company and its affiliates. Creo has no “significant shareholder” within the meaning of the TSX or Nasdaq guidelines—that is, a shareholder with the ability to cast a majority of the votes for the election of directors.

Independence
To ensure board independence from management, an outside director, Mr. Charles Young, acts as chair of the board. The board has four regularly scheduled meetings each year with additional meetings held as required. In fiscal 2002, there were twelve meetings of the board, five meetings of the audit committee, and three meetings of the compensation, nominating and corporate governance committee. The independent directors meet separately at each quarterly meeting.

All committees of the board consist of outside directors. The audit committee consists solely of independent directors.

Information
The board has timely access to the information it needs to carry out its duties. Directors help set agendas for board and committee meetings and receive a comprehensive package of information prior to each board and committee meeting.

Ethical behavior
The Creo code of conduct sets a high standard for ethical behavior throughout the organization. The code of conduct applies to everyone in the Company, at all times and everywhere that we do business. The board of directors reviews it annually.

The code of conduct provides all employees with the same frame of reference for dealing with sensitive or complex issues. It is guided by the following core principles:

•	We strive to be the best in the world in all that we do;
•	We care about our customers, each other, our suppliers, partners and our shareholders;
•	We do our absolute best to honor our commitments;
•	We believe people are most effective and satisfied when self-managed and we will provide the tools, training and environment for this to occur; and
•	We strive to always act with integrity and fairness.

It also incorporates guiding principles such as legal compliance, confidentiality, integrity, and individual responsibility, and provides for accountability if employees fail to meet the code’s standards.

Communications
Creo is committed to excellence and timeliness in its communications. The investor relations team provides information to current and potential investors and responds to their inquiries. The Company’s quarterly conference calls are broadcast live and archived on the Internet and are accessible on a live and recorded basis via telephone to interested investors, the media, and other members of the public. Creo also makes disclosure documents available on its investor relations web site at www.creo.com/investors.

Amos Michelson, Creo chief executive officer, and Mark Dance, Creo chief financial officer and chief operating officer, have certified the financial statements in this annual report under both section 302 and section 906 of the Sarbanes-Oxley Act. The Sarbanes-Oxley certification has been included in our filing of this annual report with the U.S. Securities and Exchange Commission.

Board of Directors Creo Management Team	Creo Inc. Annual Report 2002

Board of Directors

Charles E. Young1,2
Chair of the Board
President and Chief Executive Officer
Marin Investments Ltd.

Yeoshua Agassi2
Chief Executive Officer
Scitex Corporation Ltd.

Douglas A. Brengel1
Senior Managing Director
Salomon Smith Barney Inc.

Mark Dance
Chief Financial Officer and
Chief Operating Officer
Creo Inc.

Norman B. Francis1
Chairman,
Pivotal Corporation

Amos Michelson
Chief Executive Officer
Creo Inc.

Kenneth A. Spencer2
Corporate Director

Morgan Sturdy2
Corporate Director

Creo Management Team

Amos Michelson
Chief Executive Officer

Dan Gelbart
President & Chief Technology Officer

Mark Dance
Chief Financial Officer and Chief Operating Officer

Judi Hess
President, Graphic Arts

David Brown
Corporate VP, Business Strategy

Ronen Cohen
Corporate VP, Print On-Demand

Stan Coleman
Corporate VP, Printing Workflow Solutions

Philippe Favreau
Corporate VP, Operations

Garron Helman
Corporate VP & Managing Director, Creo Asia-Pacific

Paul Kacir
General Counsel & Corporate Secretary

Larry Letteney
Corporate VP & President, Creo Americas

Roger Lines
Corporate VP, Customer Services & Solutions

Alon Lumbroso
Corporate VP & Managing Director, Creo Europe

Boudewijn Neijens
Corporate VP, Global Marketing

Darcy O’Grady
Corporate VP, Human Resources

Brad Palmer
Corporate VP, Inkjet Printing

Kuty Paperny
Corporate VP, Output Products

Michael Rolant
Corporate VP & President, Creo Israel

Adina Shorr
Corporate VP, Leaf Products

Daryl Spencer
Corporate VP, Imaging and Print

Eyal Shpilberg
Corporate VP, Thermal Consumables

Guy Spriet
Corporate VP, IT Strategy

1	Audit Committee
2	Compensation, Nominating, and Corporate Governance Committee

Corporation Information Production Notes	Creo Inc. Annual Report 2002

       Corporate Information

       Investors
       Creo Investor Relations
       3700 Gilmore Way
       Burnaby, British Columbia
       V5G 4M1, Canada
       T: +1.604.451.2700
       F: +1.604.437.9891
       IR@creo.com
       www.creo.com/investors

       Transfer Agent and Registrar
       Computershare Trust Company of Canada
       Stock and Bond Transfer Department
       510 Burrard Street
       Vancouver, British Columbia
       V6C 3B9, Canada
       T: +1.604.661.9400
       F: +1.604.661.1548

       Auditor
       KPMG LLP
       777 Dunsmuir Street
       P.O. Box 10426, Pacific Center
       Vancouver, British Columbia
       V7Y 1K3, Canada
       T: +1.604.691.3000
       F: +1.604.691.3031

       Listing
       Creo Inc. is listed on the Toronto Stock Exchange
       under trading symbol CRE, and on the NASDAQ
       National Market under the trading symbol CREO.

       Annual Meeting
       The 2003 Annual Meeting of Shareholders will be
       held at 1:30 pm on Wednesday, February 19, 2003,
       in Vancouver, British Columbia, Canada.

       Trademarks
       Creo, the Creo logo and Creo product names are
       trademarks or service marks of Creo Inc. and may
       be registered in certain jurisdictions. Other products
       may be registered trademarks or trademarks of
       their respective companies.

Creo Offices

Head Office
3700 Gilmore Way
Burnaby, British Columbia
V5G 4M1, Canada
T: +1.604.451.2700
F: +1.604.437.9891
IR@creo.com
www.creo.com

Principal Subsidiaries

Creo Americas
3 Federal Street
Billerica, Massachusetts
01821, USA
T: +1.978.439.7000
F: +1.978.439.7031

Creo Asia-Pacific
3/F, 625 King’s Road
North Point, Hong Kong
T: +852.2882.1011
F: +852.2881.8897

Creo Europe
Waterloo Office Park
Drève Richelle 161
B-1410 Waterloo, Belgium
T: +32.2.352.2511
F: +32.2.351.0915

Creo Israel
P.O. Box 330
Herzlia Industrial Park
46103, Herzlia B, Israel
T: +972.9.9597222
F: +972.9.9502922

Creo Japan
Ikebukuro TG Homest Bldg.
1-17-8, Higashi-Ikebukuro Toshima-ku,
Tokyo, 170-0013
Japan
T: +81.3.5954.9050
F: +81.3.5954.9055

Production Notes

This annual report was produced using Creo technology, including Prinergy 2.1 workflow as well as our advanced
Staccato 10 micron halftone screening and patented SQUAREspot thermal imaging technology. It was printed at Metropolitan Fine Printers in Vancouver, Canada on Topkote 95 lb. Cover, Topkote 100 lb.
Text, and Cougar 80 lb. Smooth Text. Four process colors were used throughout, with three special colors and an overall varnish on the cover and in the editorial portion. The financial section was printed with process black and a spot varnish.

Credits

Design: Signals Design Group, Vancouver
Principal Photography: Larry Goldstein Photography Inc.
Scanning & Photo Re-touching: Graphex Advertising Production Inc.

Our special thanks to the Creo customers who participated in the editorial section: Royal Impressions; Urban Art;
Wallace; Alfred University; Foote, Cone & Belding; Fort Dearborn Company; Gruppo Seregni; and MOHN Media.

creo

www.creo.com

Printed in Canada
650-00008A (01/03)

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